================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 9)


                              APPLICA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    03815A106
                                 (CUSIP Number)

                              WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                OCTOBER 19, 2006
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 6
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 9
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 10
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 11
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 12
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         APN Holding Company, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 13
---------------------------                          ---------------------------


         This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed on May 17, 2006, as amended June 6, 2006, June 21, 2006, August 3, 2006, August 8, 2006, August 11, 2006, August 17, 2006, September 14, 2006 and
September 21, 2006 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, Michael D. Luce, a shareholder of HMC, relating to the Common Stock, par value $0.10 per share, of Applica Incorporated, a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 14
---------------------------                          ---------------------------

                                  SCHEDULE 13D


Item 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and supplemented as follows:

         This Amendment No. 9 to the Schedule 13D is filed jointly on behalf of Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert, Michael D. Luce and APN Holding Company, Inc. (each may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

         APN Holding Company, Inc. ("Parent") is a Delaware corporation newly formed by the Master Fund and the Special Fund. The principal business of Parent is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 4 below). The address of its principal office is 555 Madison Ave., 16th Floor, New York, NY 10022. The sole director of Parent is William R. Lucas, Jr. The President and Chief Operating Officer of Parent is Michael D. Luce. The Senior Vice President, General Counsel and Secretary of Parent is William R. Lucas, Jr. The Vice President and Senior Managing Director of Parent is Philip Falcone. Each of Michael D. Luce, Philip Falcone and William R. Lucas, Jr. is a United States citizen and whose principal occupation or employment is as an investment professional associated with HMC. The principal business address for each of Michael D. Luce and William R. Lucas, Jr. is One Riverchase Parkway South, Birmingham, Alabama 35244. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

         None of Michael D. Luce, Philip Falcone or William R. Lucas, Jr. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is amended and supplemented as follows:

         The information set forth or incorporated by reference in Item 2 above and Items 4, 5 and 6 below is hereby incorporated by reference.


Item 4.  PURPOSE OF THE TRANSACTION.

         The sentence in Item 4 of Amendment No. 7 to the Schedule 13D, dated September 14, 2006, that reads "The Reporting Persons have acquired their Shares of the Issuer in order to acquire control of the Issuer" is hereby deleted in its entirety and replaced with the following: The Reporting Persons have changed their investment intent and now propose to acquire all of the Shares of the Issuer.

         Item 4 of the Schedule 13D is amended pursuant to this Amendment No. 9 to add the following information:

         On October 19, 2006, Parent and APN Mergersub, Inc., a wholly-owned subsidiary of Parent ("MergerSub"), entered into an Agreement and Plan of
Merger (the "Merger Agreement") with the Issuer, a copy of which is incorporated by reference into Item 4 and included as Exhibit J.

         Subject to the terms and conditions of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares cancelled pursuant to the Merger Agreement) will be converted into and become the right to receive $6.00 in cash per Share, without interest and (b) either MergerSub will merge with and into Issuer or, at Parent's election, Issuer will merge with and into MergerSub or a Subsidiary (as defined in the Merger Agreement) of Parent.

         In addition, pursuant to the Merger Agreement, all options to acquire Shares of the Issuer will be canceled at the Effective Time and each holder of options to acquire Shares of the Issuer will receive for each Share of the Issuer subject to such options the excess, if any, of the Merger Consideration (as defined in the Merger Agreement) over the per Share exercise or purchase price of the applicable option, less applicable withholding taxes, if any.

         The Merger Agreement provides that the directors of the Surviving Corporation (as defined in the Merger Agreement) will consist of individuals identified or designated by Parent or MergerSub and officers of the Issuer immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

         The consummation of the transactions contemplated by the Merger Agreement is subject to, among other things: (i) approval by the requisite affirmative vote of holders of the Shares of the Issuer; and (ii) the receipt of certain governmental and third party consents (including the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended).

         Subsequent to the Merger (as defined in the Merger Agreement), the Reporting Persons intend to delist the Shares from the New York Stock Exchange and to deregister the Shares pursuant to Section 12(g)(4) of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Act").

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 15
---------------------------                          ---------------------------

                                  SCHEDULE 13D

         To finance the consummation of the transactions contemplated by the Merger Agreement, on October 19, 2006, the Master Fund and the Special Fund each executed a letter agreement with Parent, each of which is incorporated by reference into Item 4 and included as Exhibits K and L, respectively (the "Equity Funding Letters").

         The aggregate proceeds to be received by Parent pursuant to the Equity Funding Letters, subject to the terms and conditions thereof, will be sufficient to pay the aggregate Merger Consideration and the aggregate Option Merger Consideration (as defined in the Merger Agreement), to repay specified outstanding indebtedness of Issuer and to pay all related fees and expenses upon the terms contemplated by the Merger Agreement.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Equity Funding Letters, each of which is incorporated herein by reference.

         The information set forth or incorporated by reference in Item 2 above and Items 5 and 6 below is hereby incorporated by reference.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented to add the following information:

         (a, b) As of the date hereof, Parent may be deemed to be the beneficial owner of 9,830,800 Shares, constituting 40.14% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         Parent has the sole power to vote or direct the vote of 0 Shares; may be deemed to have the shared power to vote or direct the vote of 9,830,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and may be deemed to have shared power to dispose or direct the disposition of 9,830,800 Shares.

         Parent specifically disclaims beneficial ownership in the Shares reported herein.

         The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Amendment No. 9 to the
Schedule 13D.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

         The information set forth above in Items 3, 4 and 5 is incorporated by reference herein.

         On October 19, 2006, the Master Fund and the Special Fund entered into an agreement, a copy of which is incorporated by reference into Item 6 and included as Exhibit M.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

            Exhibit A:  Agreement between the Reporting Persons to file jointly

            Exhibit J:  Agreement  and Plan of  Merger,  by and  among  Parent,
                        MergerSub and the Issuer, dated as of October 19, 2006

            Exhibit K:  Equity Funding  Letter,  dated October 19, 2006, by and between the Master Fund and Parent

            Exhibit L:  Equity Funding  Letter,  dated October 19, 2006, by and between the Special Fund and Parent

            Exhibit M:  Agreement,  dated  October 19, 2006, by and between the
                        Master Fund and the Special Fund

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 16
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 17
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce



                                APN HOLDING COMPANY, INC.


                                By:  /s/ Philip Falcone
                                     ---------------------------------------
                                     Name:  Philip Falcone
                                     Title: Vice President and Senior
                                            Managing Director


October 19, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 18
---------------------------                          ---------------------------

                                                                      EXHIBIT A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 9, dated October 19, 2006 relating to the Common Stock, $0.10 par value of Applica Incorporated shall be filed on behalf of the undersigned.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.


                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 19
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce



                                APN HOLDING COMPANY, INC.


                                By:  /s/ Philip Falcone
                                     ---------------------------------------
                                     Name:  Philip Falcone
                                     Title: Vice President and Senior
                                            Managing Director


October 19, 2006

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 20
---------------------------                          ---------------------------

                                                                      EXHIBIT J




===============================================================================





                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                           APN HOLDING COMPANY, INC.,

                              APN MERGERSUB, INC.

                                      AND

                              APPLICA INCORPORATED

                         DATED AS OF OCTOBER 19, 2006


===============================================================================

                               TABLE OF CONTENTS

                                                                           PAGE


I.          DEFINITIONS.......................................................1

     1.1    Definitions.......................................................1
     1.2    Interpretation....................................................6

II.         MERGER............................................................7

     2.1    The Merger........................................................7
     2.2    Certificate of Incorporation and Bylaws...........................8
     2.3    Directors.........................................................8
     2.4    Officers..........................................................8

III.        CONVERSION OF SHARES AND OTHER MATTERS............................8

     3.1    Conversion of Capital Stock.......................................8
     3.2    Surrender of Certificates........................................10
     3.3    Adjustments......................................................11

IV.         REPRESENTATIONS AND WARRANTIES OF PARENT.........................12

     4.1    Due Organization, Good Standing and Corporate Power..............12
     4.2    Authorization and Validity of Agreement..........................12
     4.3    Consents and Approvals; No Violations............................12
     4.4    Information to be Supplied.......................................13
     4.5    Litigation.......................................................13
     4.6    Broker's or Finder's Fee.........................................13
     4.7    Vote Required....................................................13
     4.8    Interim Operations of Parent and Mergersub.......................13
     4.9    Financing........................................................14

V.          REPRESENTATIONS AND WARRANTIES OF APPLE..........................14

     5.1    Due Organization, Good Standing and Corporate Power..............15
     5.2    Authorization and Validity of Agreement..........................15
     5.3    Consents and Approvals; No Violations............................15
     5.4    Information to be Supplied.......................................16
     5.5    Capitalization of Apple..........................................16
     5.6    Absence of Certain Events........................................17
     5.7    Litigation.......................................................17
     5.8    Title to Properties; Encumbrances................................18
     5.9    Apple SEC Reports; Financial Statements..........................18
     5.10   No Undisclosed Liabilities.......................................19
     5.11   Compliance With Law..............................................19

     5.12   Insurance........................................................20
     5.13   Regulatory Matters...............................................20
     5.14   Broker's or Finder's Fee.........................................21
     5.15   Taxes, Tax Returns, Tax Treatment................................21
     5.16   Employee Benefit Matters.........................................22
     5.17   Intellectual Property............................................24
     5.18   Environmental Liability..........................................24
     5.19   Material Contracts...............................................25
     5.20   Labor Relations..................................................25
     5.21   State Takeover Laws..............................................26
     5.22   Voting Requirements; Approval; Board Approval....................26
     5.23   Opinion of Apple Financial Advisor...............................27
     5.24   Transactions With Related Parties................................27
     5.25   Customers........................................................27

VI.         COVENANTS........................................................28

     6.1    Covenants of Apple...............................................28
     6.2    Antitrust Clearance..............................................31
     6.3    Efforts to Close.................................................32
     6.4    Confidentiality..................................................33
     6.5    Access...........................................................33
     6.6    Public Announcements.............................................34
     6.7    Board Recommendation; Apple Shareholders Meeting.................34
     6.8    Preparation of Proxy Statement and Additional Filings............34
     6.9    No Solicitation..................................................35
     6.10   Notification of Certain Matters..................................37
     6.11   Fees and Expenses................................................37
     6.12   Directors' and Officers' Indemnification and Insurance...........37
     6.13   Intellectual Property Transfers..................................38
     6.14   Repayment of Apple Indebtedness..................................39
     6.15   Employee Matters.................................................39
     6.16   Control Share Act................................................39
     6.17   Shareholder Litigation...........................................39
     6.18   Director Resignations............................................39

VII.        CONDITIONS TO THE MERGER.........................................40

     7.1    Conditions to the Merger.........................................40
     7.2    Conditions to the Obligations of Apple...........................40
     7.3    Conditions to the Obligations of Parent and Mergersub............41

VIII.       TERMINATION AND ABANDONMENT......................................42

     8.1    Termination......................................................42

     8.2    Effect of Termination............................................43
     8.3    Fees and Expenses................................................44

IX.         MISCELLANEOUS....................................................45

     9.1    Nonsurvival of Representations, Warranties and Covenants.........45
     9.2    Amendment and Modification.......................................45
     9.3    Waiver of Compliance.............................................45
     9.4    Notices..........................................................45
     9.5    Third-party Beneficiaries........................................46
     9.6    Successors and Assigns...........................................46
     9.7    Severability.....................................................46
     9.8    Governing Law....................................................47
     9.9    Submission to Jurisdiction; Waivers..............................47
     9.10   Specific Performance.............................................47
     9.11   Shareholders Meeting.............................................47
     9.12   Counterparts.....................................................48
     9.13   Entire Agreement.................................................48
     9.14   Waiver of Jury Trial.............................................48

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), is dated as of October 19, 2006, by and among APN Holding Company, Inc., a Delaware corporation ("PARENT"), APN Mergersub, Inc., a Florida corporation ("MERGERSUB") and a wholly owned direct subsidiary of Parent, and Applica Incorporated, a Florida corporation ("APPLE").

                                    RECITALS

         A.       Apple,   HB-PS  Holding  Company  Inc.  ("HB-PS")  and  NACCO
Industries, Inc. ("NACCO") entered into an Agreement and Plan of Merger, dated as of July 23, 2006 (the "NACCO MERGER AGREEMENT").

         B. Apple's board of directors has deemed the offer by certain Affiliates of Parent to acquire Apple, on the terms set forth in this Agreement, to be an "Apple Superior Proposal" (as defined in the NACCO Merger Agreement) and therefore, immediately prior to execution of this Agreement by Apple, Apple terminated the NACCO Merger Agreement in accordance with its terms.

         C. Each of the boards of directors of Parent, MergerSub and Apple has approved and declared advisable the business combination transaction contemplated by this Agreement in which MergerSub will merge with and into Apple (the "MERGER"), with Apple being the surviving corporation (as such, the "SURVIVING CORPORATION"), all on the terms and subject to the conditions set forth in this Agreement.

         Accordingly, the parties agree as follows:

                         I.       DEFINITIONS

         1.1 DEFINITIONS. (a) In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the meanings specified below when used in this Agreement with initial capital letters:

                  "ACTION" means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

                  "AFFILIATE" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this Agreement, (i) Apple and its Subsidiaries shall not be considered Affiliates of Parent, MergerSub or their respective Affiliates and (ii) Parent, MergerSub and their respective Affiliates shall not be considered Affiliates of Apple or any of its Subsidiaries.

                  "AFFILIATED   TRANSACTIONS   STATUTE"  means  the  Affiliated
Transactions statute set forth in Section 607.0901 of the FBCA, as the same may be amended from time to time, and any successor statute thereto.

                  "APPLE MATERIAL ADVERSE EFFECT" means a material adverse effect on (i) the business, financial condition or results of operations of Apple and its Subsidiaries taken as a whole or (ii) the ability of Apple to consummate the Merger or to perform its obligations under this Agreement on a timely basis or to consummate the Transactions on a timely basis; provided, however, that the foregoing clauses shall not include any event, circumstance, change or effect resulting from any matter listed on SCHEDULE 1.1.

                  "APPLE OPTION PLANS" means (i) the Windmere Corporation 1988 Director Stock Option Plan, (ii) the Windmere Corporation 1992 Employee Incentive Stock Option Plan, (iii) the Windmere-Durable Holdings, Inc. 1996 Stock Option Plan, (iv) the Windmere-Durable Holdings, Inc. 1998 Stock Option Plan, (v) the Apple 2000 Stock Option Plan, and (vi) any individual grants of stock options that were not made pursuant to any plan.

                  "APPLE SHAREHOLDERS" means the holders of record of Apple Common Stock.

                  "ANTITRUST LAWS" means the Sherman Antitrust Act, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

                  "AUTHORIZATION" means any legally required consent or Permit of or from, or declaration or filing with, any Governmental Entity, including any legally required filing with any Governmental Entity and the subsequent expiration of any legally required waiting period under any Antitrust Laws.

                  "BUSINESS DAY" means any day on which commercial banks in New York, New York are not required or authorized to be closed by Law or executive order.

                  "CODE" means the Internal Revenue Code of 1986, as amended.

                  "CONFIDENTIALITY AGREEMENT" means the confidentiality agreement entered into by and among certain Affiliates of Parent and Apple, dated as of September 21, 2006, as the same may be amended from time to time in accordance with its terms.

                  "CONTRACT" means any legally binding instrument or legal obligation of any kind, whether written or oral.

                  "CONTROL" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as a trustee or executor, by Contract or credit arrangement or otherwise.

                  "ENCUMBRANCE" means any lien, security interest, pledge, mortgage, deed of trust, charge, option or other encumbrance attaching to title to any tangible or intangible property or right.

                  "ENVIRONMENT" means any land, soil, substrata, groundwater, surface water, drinking water, sediment, air or terrestrial or aquatic biota.

                  "ENVIRONMENTAL LAWS" means all Laws and Orders in effect on and after the date hereof relating to the protection of human health and the Environment, including Laws relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

                  "EXPENSES"  means  all   out-of-pocket   costs  and  expenses
(including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party to this Agreement) incurred at or prior to the Effective Time by a party to this Agreement or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions, excluding all costs and expenses that constitute ongoing business expenses (as opposed to Transaction-related expenses) of such party including, salary and benefits of a party's employees or similar overhead costs that a party would have regardless of pursuit of the Transactions.

                  "FBCA" means the Florida Business Corporation Act.

                  "GAAP" means United States generally accepted accounting principles as in effect from time to time, consistently applied.

                  "GOVERNMENTAL ENTITY" means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local.

                  "HAZARDOUS MATERIALS" means any material, substance, chemical, waste, hazardous waste, pollutant, contaminant or hazardous or toxic substance as to which liabilities, restrictions or standards of conduct are imposed pursuant to any Environmental Laws, including asbestos, formaldehyde, polychlorinated biphenyls, lead based paint, radioactive materials, waste oil and other petroleum products.

                  "IRS" means the Internal Revenue Service.

                  "KNOWLEDGE" (and any variation thereof) means (i) in the case of Apple, the actual knowledge after due inquiry of the individuals listed on
SCHEDULE 1.1(a)(i) as of the date of the applicable representation or warranty, and (ii) in the case of Parent, the actual knowledge after due inquiry of the individuals listed on SCHEDULE 1.1(a)(ii) as of the date of the applicable representation or warranty.

                  "LAW" means any statute, law, ordinance, rule or regulation of any Governmental Entity.

                  "MERGERSUB COMMON STOCK" means the MergerSub Common Stock, par value $0.01 per share.

                  "NYSE" means the New York Stock Exchange.

                  "ORDER" means any order, judgment, ruling, decree, writ, permit, license or other requirement of any Governmental Entity.

                  "PARENT MATERIAL ADVERSE EFFECT" means a material adverse effect on the ability of Parent and/or MergerSub to consummate the Merger or to perform their respective obligations under this Agreement on a timely basis or to consummate the Transactions on a timely basis.

                  "PERMIT" means any permit, approval, license, authorization, certificate, right, exemption or Order from any Governmental Entity.

                  "PERSON" means any individual or legal entity, including any partnership, joint venture, corporation, trust, unincorporated organization, limited liability company or Governmental Entity.

                  "RELEASE" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor Environment, including the movement of Hazardous Materials through ambient air, soil, surface water, sewer system, groundwater, wetlands, or land surface strata.

                  "SEC" means the Securities and Exchange Commission.

                  "SECURITIES ACT" means the Securities Act of 1933, as amended.

                  "STOCK ACQUISITION AGREEMENT" means the Stock Acquisition Agreement, dated April 1, 1994, by and among Windmere Corporation, Durable Electrical Metal Factory Ltd., Ourimbah Investment Ltd. and PPC Industries 1980 Limited, as amended.

                  "SUBSIDIARY" of any Person means any Person whose financial condition is required to be consolidated with the financial condition of the first Person in the preparation of the first Person's financial statements under GAAP.

                  "TAX" means (i) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, intangibles, franchise, backup withholding, or other tax, charge, levy, duty or like assessment imposed by a Tax Authority together with all penalties and additions and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or pursuant to agreement, successor liability or otherwise.

                  "TAX AUTHORITY" means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and agency (if any) charged with the collection of such Tax for such entity or subdivision.

                  "TAX RETURN" means a report, return, statement or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Tax Authority with respect to any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

                  "TRANSACTIONS" means the transactions contemplated by this Agreement.

                         (b)   The following terms have the meanings specified
in the indicated Sections:


TERM                                                                    SECTION
----                                                                    -------
Additional Filings..................................................... 6.8(a)
Agreement.............................................................. Preamble
Apple.................................................................. Preamble
Apple Benefit Plans.................................................... 5.16(a)
Apple Board Recommendation............................................. 5.22(b)
Apple Common Stock..................................................... 5.5(a)
Apple Competing Transaction............................................ 6.9(b)
Apple Disclosure Schedule.............................................. V
Apple Equity Interests................................................. 5.5(a)
Apple ERISA Affiliate.................................................. 5.16(a)
Apple Financial Statements............................................. 5.9(b)
Apple Foreign Plan..................................................... 5.16(a)
Apple Intellectual Property............................................ 5.17
Apple Options.......................................................... 5.5(a)
Apple SEC Reports...................................................... 5.9(a)
Apple Shareholder Approval............................................. 5.22(a)
Apple Shareholders Meeting............................................. 6.7
Apple Superior Proposal................................................ 6.9(e)
Apple Termination Fee.................................................. 8.3(a)
Bylaws................................................................. 2.2

TERM                                                                    SECTION
----                                                                    -------
Certificate of Incorporation........................................... 2.2
Certificate of Merger.................................................. 2.1(c)
Certificates........................................................... 3.1(a)
Closing................................................................ 2.1(b)
Closing Date........................................................... 2.1(b)
Control Share Act...................................................... 6.16
Effective Time......................................................... 2.1(c)
Equity Funding Letters................................................. 4.9
Equity Funding Parties................................................. 4.9
Financing.............................................................. 4.9
HB-PS.................................................................. Recitals
HSR Act................................................................ 4.3
Indemnified Parties.................................................... 6.12(a)
Indemnifying Party..................................................... 6.12(a)
Maximum Premium........................................................ 6.12(b)
Measurement Date....................................................... V
Merger................................................................. Recitals
MergerSub.............................................................. Preamble
MergerSub Termination Fee.............................................. 8.3(b)
Merger Consideration................................................... 3.1(a)
Option Merger Consideration............................................ 3.1(d)
NACCO.................................................................. Recitals
NACCO Merger Agreement................................................. Recitals
Parent................................................................. Preamble
Paying Agent........................................................... 3.2
Payment Fund........................................................... 3.2(b)
Proxy Statement........................................................ 4.3
Required Consents...................................................... 7.3(f)
Surviving Corporation.................................................. Recitals

         1.2 INTERPRETATION. (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) unless otherwise defined herein, terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law. The Apple Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in any Schedule or Exhibit hereto as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Parent Material Adverse Effect or an Apple Material Adverse Effect, as the case may be.

                 (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

                                  II.    MERGER

         2.1 THE MERGER. (a) On the terms and subject to the conditions of this Agreement and in accordance with the provisions of the FBCA, at the Effective Time, MergerSub will merge with and into Apple. Following the Merger, Apple will continue as the Surviving Corporation and the separate corporate existence of MergerSub will cease.

                  (b) On the terms and subject to the conditions of this Agreement, the closing of the Merger (the "CLOSING") will take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York at 10:00 a.m., New York City time, as soon as practicable, but in no event later than the third Business Day, following satisfaction or waiver of the conditions set forth in Article VII hereof (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied or waived at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions), or at such other date, time or place as Parent and Apple may agree. The date on which the Closing occurs is referred to as the "CLOSING Date."

                  (c) The Merger will become effective as set forth in the articles of merger relating thereto (the "CERTIFICATE OF MERGER") that will be filed on the Closing Date with the Secretary of State of the State of Florida in accordance with Section 607.1105 of the FBCA and that will state, unless the parties otherwise agree, that the effective time of the Merger will occur on the Closing Date. The time that the Merger becomes effective in accordance with
Section 607.1105 of the FBCA is referred to in this Agreement as the "EFFECTIVE TIME."

                  (d) The Merger will have the effects set forth in the FBCA. Without limiting the generality or effect of the foregoing, as of the Effective Time, all properties, rights, privileges, powers and franchises of MergerSub and Apple will vest in the Surviving Corporation and all debts, liabilities and duties of MergerSub and Apple will become debts, liabilities and duties of the Surviving Corporation.

                  (e) At its election, Parent may change the entity that survives in the Merger to provide for a merger of Apple with and into MergerSub or any Subsidiary of Parent; PROVIDED, HOWEVER, that no such change shall (i) alter or change the amount or kind of consideration to be paid to Apple Shareholders as provided for in this Agreement or (ii) impede or delay consummation of the Transactions contemplated by this Agreement. Any such structural change shall not affect the accuracy (whether as of the date hereof or as of the Closing Date) of Apple's representations and warranties hereunder, which are made under the assumption that the Merger is structured as a reverse triangular merger as set forth in SECTION 2.1(a), if such representations and warranties, but for the structural change, would have been accurate as of the date hereof and as of the Closing Date.

         2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The articles of incorporation ("CERTIFICATE OF INCORPORATION") and the bylaws ("BYLAWS") of Apple as in effect immediately prior to the Effective Time will be amended to read in substantially the forms attached as EXHIBIT A and B, respectively, and as so amended, will be the certificate of incorporation and bylaws of the Surviving Corporation at the Effective Time until thereafter amended further in compliance with the FBCA.

         2.3 DIRECTORS. Apple shall take all requisite action so that, at the Effective Time, the board of directors of the Surviving Corporation will consist of individuals identified or designated by Parent or MergerSub who will hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal, in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation and the FBCA.

         2.4 OFFICERS. At the Effective Time, the officers of Apple will be the initial officers of the Surviving Corporation, and will hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal, in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation and the FBCA.

                  III.    CONVERSION OF SHARES AND OTHER MATTERS

         3.1 CONVERSION OF CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of MergerSub, Apple or the holders of the following securities:

                  (a) Each share of Apple Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Apple Common Stock to be cancelled pursuant to Section 3.1(b)) will be converted into and become the right to receive $6.00 in cash per share of Apple Common Stock, without interest (the "MERGER CONSIDERATION"). All shares of Apple Common Stock that have been so converted shall be canceled automatically and shall cease to exist, and the holders of one or more certificates, which immediately prior to the Effective Time represented those shares ("CERTIFICATE(S)"), shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration, at a rate of $6.00 in cash per share of

Apple Common Stock,  upon surrender of their  Certificate(s) in accordance with
Section 3.2.

                  (b) Each share of Apple Common Stock owned by Apple, Parent (or any of its stockholders), MergerSub or any direct or indirect wholly owned subsidiary of Apple, Parent or MergerSub (other than, in any such case, trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) immediately prior to the Effective Time will be cancelled without any conversion thereof and no payment will be made with respect thereto.

                  (c) Each share of MergerSub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, MergerSub or Apple, be converted into one share of common stock of the Surviving Corporation.

                  (d) Prior to the Effective Time, Apple and the Apple board of directors shall take (and shall cause to be taken) all requisite action (including providing such notices, adopting such amendments to Apple Option Plans and taking such other actions as are reasonably requested by Parent) so that, as of the Effective Time, (i) each Apple Option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, (x) shall become fully exercisable and vested, and (y) shall be cancelled, retired and extinguished by Apple by virtue of the Merger and shall no longer be outstanding thereafter and (ii) each holder of Apple Options shall cease to have any rights with respect thereto, other than as expressly contemplated in this Section 3.1(d). In consideration for such cancellation, the holder thereof shall thereupon be entitled to receive, by virtue of the Merger and without any action on the part of Parent, MergerSub, Apple or the holder of that Apple Option, an amount in cash, without interest, equal to (a) the Option Merger Consideration multiplied by (b) the aggregate number of shares of Apple Common Stock into which the applicable Apple Option was exercisable immediately prior to the Effective Time. "OPTION MERGER CONSIDERATION" means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Apple Option. The payment of the Option Merger Consideration to the holder of an Apple Option shall be reduced by any income or employment Tax withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Laws and (iii) any other applicable Laws. To the extent that any amounts are so withheld, those amounts shall be treated as having been paid to the holder of that Apple Option for all purposes under this Agreement. The Surviving Corporation shall make the payments contemplated by this Section 3.1(d) as promptly as practicable following the Effective Time by checks payable to the holders of such Apple Options unless the aggregate amount payable to a particular individual exceeds $500,000, in which event payment shall be made by wire transfer of immediately available funds upon receipt by the Surviving Corporation of written payment instructions from the relevant holder of such Apple Option(s). For the avoidance of doubt, each Apple Option that has a per share exercise or purchase price in excess of the Merger Consideration shall be terminated and canceled without any consideration therefor. SCHEDULE 3.1(d) sets forth all Apple Options that, as of the date hereof, have a per share exercise or purchase price less than the Merger Consideration. All Apple Options shall be canceled and all Apple Option Plans shall terminate at the Effective Time.

         3.2 SURRENDER OF CERTIFICATES. (a) Prior to the Closing, MergerSub will (i) select a bank or trust company, satisfactory to Apple in its reasonable discretion, to act as the paying agent in the Merger (the "PAYING AGENT") for the purpose of paying the Merger Consideration payable under
Section 3.1(a) upon surrender of Certificates and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to Apple in its reasonable discretion.

                  (b) Concurrently with the Effective Time, Parent will provide or will cause the Surviving Corporation to provide funds to the Paying Agent in amounts necessary for the payment of the aggregate Merger Consideration payable under Section 3.1(a) upon surrender of Certificates (such funds being hereinafter referred to as the "PAYMENT FUND").

                  (c) As soon as practicable, but in any event no later than five Business Days following the Effective Time, the Paying Agent will mail to each Apple Shareholder (other than holders of shares of Apple Common Stock that are cancelled pursuant to Section 3.1(b)) (i) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of Certificates to the Paying Agent and (ii) instructions for surrendering Certificates. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents required by the Paying Agent, the holder of that Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of that Certificate less any required withholding of Taxes. Any Certificates so surrendered shall be canceled immediately. In no event will any Apple Shareholder be entitled to receive interest on any funds to be received pursuant to the Merger.

                  (d) At the Effective Time, the stock transfer books of Apple shall be closed and there shall be no further registration of transfers of the shares of Apple Common Stock that were outstanding immediately prior to the Effective Time.

                  (e) Until surrendered in accordance with this Section 3.2, each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. The Merger Consideration paid in accordance with the terms hereof upon the surrender of any Certificate will be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate and the shares of Apple Common Stock formerly represented by it.

                  (f) If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition to the issuance thereof that the surrendered Certificate and appropriate transfer documentation, reasonably acceptable to the Paying Agent, be presented to the Paying Agent and that the Person requesting such payment pay to the Paying Agent in advance any transfer or other Taxes required by reason of such payment or for any other reason, or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

                  (g) The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from any Merger Consideration payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code, any applicable state, local or foreign Tax Laws or any other applicable Laws. To the extent that any amounts are so deducted and withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

                  (h) Any portion of the Payment Fund that remains unclaimed by Apple Shareholders one year after the Effective Time will be delivered by the Paying Agent to the Surviving Corporation together with any interest or other income accrued through such time as a result of the investments described in Section 3.2(j), and any such Apple Shareholders who have not theretofore complied with this Section 3.2 will thereafter look only to the Surviving Corporation for payment of the applicable Merger Consideration, without any interest thereon. Any such portion of the Payment Fund remaining unclaimed by Apple Shareholders that would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Laws, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

                  (i) None of the Surviving Corporation, Parent, the Paying Agent or any other Person will be liable to any Apple Shareholder for any amount properly paid in good faith to a Governmental Entity pursuant to applicable abandoned property, escheat or similar applicable Laws.

                  (j) The Paying Agent will invest any cash included in the Payment Fund as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall become a part of the Payment Fund, and any amounts in excess of the amounts payable under Section 3.1(a) will be paid to the Surviving Corporation promptly upon request by the Surviving Corporation and as set forth in Section 3.2(h).

                  (k) If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the execution and delivery of an indemnity agreement by such Person with the Surviving Corporation and Paying Agent in the form required by the Surviving Corporation to provide indemnity against any claim that may be made against the Surviving Corporation and/or Paying Agent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in exchange for such lost, stolen or destroyed Certificate.

         3.3 ADJUSTMENTS. The Merger Consideration and the Option Merger Consideration shall be adjusted to reflect fully and equitably the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Apple Common Stock), reorganization, recapitalization, reclassification or other like change with respect to shares of Apple Common Stock having a record date on or after the date of this Agreement and prior to the Effective Time.

                 IV.     REPRESENTATIONS AND WARRANTIES OF PARENT

         Parent hereby represents and warrants to Apple as follows:

         4.1 DUE ORGANIZATION, GOOD STANDING AND CORPORATE POWER. Each of Parent and MergerSub is a corporation or other entity duly organized, validly existing and in good standing or has equivalent status under the laws of its jurisdiction of incorporation, except in such jurisdictions where the failure to be in good standing or to have equivalent status would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

         4.2 AUTHORIZATION AND VALIDITY OF AGREEMENT. Each of Parent and MergerSub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of Parent and MergerSub and the consummation by each of them of the Transactions, have been duly authorized and approved by their respective boards of directors and, in the case of MergerSub, by Parent, as its sole shareholder, and no other corporate action on the part of each of Parent or MergerSub is necessary to authorize the execution and delivery of this Agreement or the consummation of the Transactions. This Agreement has been, or will be when executed and delivered, duly executed and delivered by each of Parent and MergerSub, and, to the extent it is a party thereto, each is, or will be when executed and delivered, a valid and binding obligation of each of Parent and MergerSub enforceable against each of Parent and MergerSub in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

         4.3 CONSENTS AND APPROVALS; NO VIOLATIONS. Assuming (a) the filings required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR ACT") and any other applicable Antitrust Law, are made and the waiting periods thereunder (if applicable) have been terminated or expired,
(b) the applicable requirements of the Securities Act and the Exchange Act are met, including the filing with the SEC of a proxy statement in definitive form that will be mailed to Apple Shareholders in connection with the Apple Shareholders Meeting (the "PROXY STATEMENT"), (c) the required notices to the NYSE related to the Transactions are delivered, and (d) the filing of the Certificate of Merger and other appropriate merger documents, if any, as required by the FBCA, are made, the execution and delivery of this Agreement by Parent and MergerSub, as applicable, and the consummation by Parent and MergerSub of the Transactions, do not and will not (i) violate or conflict with any provision of their respective certificates of incorporation or bylaws or the comparable governing documents of Parent or MergerSub, (ii) violate or conflict with any Law or Order applicable to Parent or MergerSub or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or MergerSub under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Parent or MergerSub is a party or by which Parent or MergerSub may be bound, excluding in the case of clauses (iii) and (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses and creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

         4.4 INFORMATION TO BE SUPPLIED. The information supplied or to be supplied by or on behalf of Parent or MergerSub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or in any other document filed with any Governmental Entity in connection with the Transactions will not, on the date of their filing, or on the date the Proxy Statement is mailed or at the time of the Apple Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading in any material respect.

         4.5 LITIGATION. There are no Actions pending against Parent or MergerSub or, to the Knowledge of Parent, either pending against the Equity Funding Parties or threatened against Parent, MergerSub or the Equity Funding Parties (or any of their respective properties, rights or franchises), at law or in equity, or before or by any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and, to the Knowledge of Parent, no development has occurred with respect to any pending or threatened Action that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. None of Parent, MergerSub or, to the Knowledge of Parent, the Equity Funding Parties, is subject to any Orders that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

         4.6 BROKER'S OR FINDER'S FEE. No Person acting on behalf of Parent or MergerSub or any of their Affiliates is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which Apple could have any liabilities in connection with this Agreement or any of the Transactions.

         4.7 VOTE REQUIRED. The only shareholder vote required to approve and adopt this Agreement and the Transactions is that of Parent, as the sole shareholder of MergerSub.

         4.8 INTERIM OPERATIONS OF PARENT AND MERGERSUB. Parent and MergerSub were formed solely for the purpose of engaging in the Transactions contemplated by this Agreement and have not engaged, and will not engage, in any business activities or conducted, and will not conduct, any operations other than in connection with the Transactions and this Agreement, except for such of the foregoing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

         4.9 FINANCING. Parent has delivered to Apple true and complete copies of the executed commitment letters from the parties set forth on
SCHEDULE 4.9 (the "EQUITY FUNDING PARTIES") addressed to Parent to provide equity financing (the "FINANCING") in the aggregate amounts set forth therein (the "EQUITY FUNDING LETTERS"). Neither of the Equity Funding Letters has been amended, supplemented or modified except as permitted in accordance with their respective terms, and the respective commitments contained in the Equity Funding Letters have not been withdrawn or rescinded in any respect. Each of the Equity Funding Letters in the form so delivered is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto. No event has occurred which, with or without notice, lapse of time, or both, would constitute a default of Parent or, to the Knowledge of Parent, any other party thereto under any of the Equity Funding Letters, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Equity Funding Letters. The aggregate proceeds contemplated by the Equity Funding Letters will be sufficient for Parent and/or MergerSub to pay the aggregate Merger Consideration and the Option Merger Consideration, to repay all of Apple's outstanding indebtedness described on SCHEDULE 6.14 and to pay all related fees and expenses upon the terms contemplated by this Agreement. Assuming the accuracy of the representations and warranties of Apple set forth in this Agreement, to Parent's Knowledge, Parent will be able to satisfy all of the terms and conditions of Closing to be satisfied by Parent contained in the Equity Funding Letters. To the Knowledge of Parent, each of the Equity Funding Parties has sufficient cash on hand or capital commitments to satisfy its obligations under its Equity Funding Letter.

                  V.     REPRESENTATIONS AND WARRANTIES OF APPLE

         Except as disclosed in (x) the Apple SEC Reports filed prior to the close of business on September 30, 2006 (the "MEASUREMENT DATE"), but excluding any risk factor disclosure contained in any such Apple SEC Reports under the heading "Risk Factors" or "Cautionary Statements Regarding Forward-Looking Statements" or (y) the disclosure schedule (the "APPLE DISCLOSURE SCHEDULE") delivered by Apple to Parent and MergerSub in connection with the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this
Article V), Apple hereby represents and warrants to Parent and MergerSub as follows:

         5.1 DUE ORGANIZATION, GOOD STANDING AND CORPORATE POWER. Apple is a corporation duly organized, validly existing and in good standing or has equivalent status under the laws of the State of Florida and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted. Each of Apple's Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing or has equivalent status under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted. Each of Apple and its Subsidiaries is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing or to have equivalent status would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.2 AUTHORIZATION AND VALIDITY OF AGREEMENT. Apple has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Apple, and the consummation by Apple of the Merger, have been duly authorized and approved by its board of directors and, except for the Apple Shareholder Approval, no other corporate action on the part of Apple is necessary to authorize the execution and delivery of this Agreement or the consummation of the Merger. This Agreement has been duly executed and delivered by Apple and is a valid and binding obligation of Apple enforceable against Apple in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

         5.3 CONSENTS AND APPROVALS; NO VIOLATIONS. Assuming (a) the filings required under the HSR Act and any other applicable Antitrust Law are made and the waiting periods thereunder (if applicable) have been terminated or expired, (b) the applicable requirements of the Securities Act and the Exchange Act are met, including the filing with the SEC of the Proxy Statement, (c) the required notices to the NYSE related to the Transactions are delivered, (d) the filing of the Certificate of Merger and other appropriate merger documents, if any, as required by the FBCA, are made, and (e) the Apple Shareholder Approval is obtained, the execution and delivery of this Agreement by Apple and the consummation by Apple of the Transactions, do not and will not (i) violate or conflict with any provision of its articles of incorporation or bylaws or the comparable governing documents of any of its Subsidiaries, (ii) violate or conflict with any Law or Order applicable to Apple or any of its Subsidiaries or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of Apple or any of its Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Apple or any of its Subsidiaries is a party, or by which Apple or any of its Subsidiaries may be bound, excluding in the case of clauses (iii) and (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses, creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.4 INFORMATION TO BE SUPPLIED. The information supplied or to be supplied by or on behalf of Apple for inclusion or incorporation by reference in the Proxy Statement or in any other document filed with any Governmental Entity in connection with the Transactions will not, on the date of their filing or on the date the Proxy Statement is mailed or at the time of the Apple Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading in any material respect.

         5.5      CAPITALIZATION OF APPLE.

                  (a) The authorized capital stock of Apple consists of 75,000,000 shares of common stock, $0.10 par value per share (the "APPLE COMMON STOCK"). As of the Measurement Date, there were 24,846,934 shares of Apple Common Stock issued and outstanding. As of the Measurement Date, no shares of Apple Common Stock were reserved for issuance except for 1,247,962 shares of Apple Common Stock that were reserved for issuance upon the exercise of outstanding options (the "APPLE OPTIONS") for Apple Common Stock. Between the Measurement Date and the date hereof, Apple has not issued any shares of Apple Common Stock (other than pursuant to the exercise of Apple Options outstanding as of the Measurement Date) or awarded any Apple Options. All issued and outstanding shares of Apple Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of the date hereof, except as set forth above and except for shares of Apple Common Stock issuable pursuant to the Apple Options outstanding as of the Measurement Date, there are no outstanding or authorized options, warrants, rights, calls, commitments, preemptive rights, subscriptions, claims of any character, convertible or exchangeable securities, or other Contracts, contingent or otherwise, relating to Apple Common Stock or any capital stock or capital stock equivalent or other nominal interest in Apple or any of its Subsidiaries which relate to Apple (collectively, "APPLE EQUITY INTERESTS") pursuant to which Apple or any of its Subsidiaries is or may become obligated to issue or sell shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or evidencing the right to subscribe for, any Apple Equity Interests. There are no outstanding obligations of Apple to repurchase, redeem or otherwise acquire any outstanding securities of Apple or any Apple Equity Interests. There are no Contracts to which Apple is a party relating to the issuance, sale, transfer, registration or voting of any equity securities or other securities of Apple. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Apple Shareholders may vote are issued or outstanding as of the date hereof.

                  (b) Exhibit 21.1 to Apple's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes all the Subsidiaries of Apple in existence as of the date hereof. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Apple are owned by Apple, directly or indirectly, free and clear of any Encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding or authorized subscriptions, options, rights, preemptive rights, warrants, calls, commitments, claims of any character, convertible or exchangeable securities, or Contracts, contingent or otherwise, of any nature relating to the purchase or issuance of any shares of capital stock or any other security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other security of such Subsidiary. There are no outstanding obligations to repurchase, redeem or otherwise acquire any outstanding securities of any such Subsidiary and there are no Contracts to which any Subsidiary of Apple is a party relating to the issuance, sale, transfer, registration or voting of any equity securities or other securities of Apple or any of its Subsidiaries.

                  (c) The exercise price of each Apple Option is equal to or greater than the fair market value of the Apple Common Stock on the date of the grant of such Apple Option. The grant date of each Apple Option is on or after the date on which such grant was authorized by the Apple board of directors. The terms of each of the option agreements for each optionee permit the treatment of each such option described in Section 3.1(d). Except as set forth in SCHEDULE 5.5(c), the terms of each of the option agreements for each optionee are substantially similar to the forms attached to Section 5.5(c) of the Apple Disclosure Schedule, and no such option agreement provides for any payment or other transfer from Apple or any Affiliate of Apple or for any adjustment to the terms of the option in connection with the Transactions contemplated by this Agreement that is not provided for in such forms.

                  (d) Each subsidiary of Apple constitutes a Subsidiary of Apple as defined in this Agreement.

         5.6 ABSENCE OF CERTAIN EVENTS. Except as required or expressly permitted by this Agreement or as reflected in the Apple Financial Statements filed on or prior to the Measurement Date, since December 31, 2005, Apple and its Subsidiaries have operated their respective businesses only in the ordinary course of business and there has not occurred any event, occurrence or condition which (i) would have been a breach of Section 6.1 had such Section
6.1 been in effect since December 31, 2005, or (ii) would, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.7 LITIGATION. There are no Actions pending against Apple or any of its Subsidiaries or, to the Knowledge of Apple, threatened against Apple or any of its Subsidiaries (or any of their respective properties, rights or franchises), at law or in equity, or before or by any Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect, and, to the

Knowledge of Apple, no development has occurred with respect to any pending or threatened Action that, individually or in the aggregate, would reasonably be expected to have an Apple Material Adverse Effect. Neither Apple nor any of its Subsidiaries are subject to any Orders that, individually or in the aggregate, would reasonably be expected to have an Apple Material Adverse Effect.

         5.8 TITLE TO PROPERTIES; ENCUMBRANCES. Each of Apple and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets except where the failure to have such good and valid title or valid leasehold interests, as applicable, would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect, in each case subject to no Encumbrances, except for (a) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by Apple or any of its Subsidiaries, (b) Encumbrances for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, and (c) Encumbrances which would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.9      APPLE SEC REPORTS; FINANCIAL STATEMENTS.

                  (a) Each of Apple and its Subsidiaries has timely filed with the SEC all registration statements, prospectuses, reports, schedules, forms, proxy statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be filed by Apple since January 1, 2003 (the "APPLE SEC REPORTS"). The Apple SEC Reports (i) were prepared and will be prepared (when filed after the date of this Agreement) in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed and will not, when filed after the date of this Agreement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Apple SEC Report filed with the SEC prior to the date of this Agreement. No Subsidiary of Apple is subject to the periodic reporting requirements of the Exchange Act by Law or Contract.

                  (b) Each of the consolidated financial statements of Apple (including, in each case, any notes thereto) contained in the Apple SEC Reports (the "APPLE FINANCIAL STATEMENTS") was prepared and will be prepared (when filed after the date of this Agreement) in accordance with GAAP (except as may be indicated in the notes thereto) and presented fairly and will present fairly (when filed after the date of this Agreement) in all material respects the consolidated financial position and consolidated results of operations of Apple and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of unaudited statements, to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience. The books and records of Apple and its Subsidiaries (i) have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, (ii) reflect only actual transactions, (iii) are complete and accurate in all material respects, and (iv) reflect in reasonable detail all material transactions to which Apple is a party.

                  (c) The records, systems, controls, data and information of Apple and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Apple or its Subsidiaries, except for any non-exclusive ownership and non-direct control that would not have a material adverse effect on the system of internal accounting controls described in the following sentence. Apple and its Subsidiaries have devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Apple (i) has designed disclosure controls and procedures to ensure that material information relating to Apple, including its consolidated Subsidiaries, is made known to its management by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Apple's auditors and the audit committee of Apple's board of directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Apple's ability to record, process, summarize and report financial data and have identified for Apple's auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Apple's internal controls. Apple has made available to Parent a summary of each such disclosure made by management to its auditors and audit committee since January 1, 2005.

         5.10 NO UNDISCLOSED LIABILITIES. Except for those liabilities that are reflected or reserved against on the consolidated financial statements of Apple as of and for the period ended June 30, 2006 included in Apple's Form 10-Q for the quarter ended June 30, 2006, including the notes thereto, since such date, neither Apple nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) whether or not required to be reflected in a consolidated balance sheet of Apple prepared in accordance with GAAP, except for liabilities incurred in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.11     COMPLIANCE WITH LAW.

                  (a) Each of Apple and its Subsidiaries is, and since January 1, 2005, has been, in compliance with all Laws and Orders applicable to it, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

                  (b) Each of Apple and its Subsidiaries holds, to the extent legally required, all Permits that are required for the lawful operation of its business as now conducted, except where the failure to hold any such Permit would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect, and there has not occurred any default under any such Permit, except to the extent that such default would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.12 INSURANCE. Apple and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Apple and its Subsidiaries. Except as set forth on SCHEDULE 5.12, each insurance policy of Apple and/or its Subsidiaries shall survive the Closing and continue in full force and effect as policies of the Surviving Corporation, providing such insurance coverage to the Surviving Corporation as is currently maintained by Apple and its Subsidiaries on the date hereof, in each case, without any requirement of Parent, MergerSub or Apple or its Subsidiaries to obtain any consent or other approval or to pay any penalty or additional premiums.

         5.13     REGULATORY MATTERS.

                  (a) Except for such of the following as would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect, there are no facts:

                           (i)      which would furnish a substantial basis for
the recall, withdrawal or suspension of any products of Apple or its Subsidiaries by any competent Governmental Entity; or

                           (ii)     which   would   otherwise   reasonably   be
expected to cause Apple or its Subsidiaries to withdraw, recall or suspend any products of Apple or its Subsidiaries from the market or to change the marketing classification of any products of Apple or its Subsidiaries or to terminate or suspend testing of any products of Apple or its Subsidiaries.

                  (b)      There are no:

                           (i)      products  which have been recalled by Apple
or its Subsidiaries (whether voluntarily or otherwise) at any time since January 1, 2003; or

                           (ii)     Actions  pending,  or to the  Knowledge  of
Apple, contemplated or threatened, and no such Actions have been settled or resolved since January 1, 2004, seeking the recall, suspension or seizure of any products of Apple or its Subsidiaries.

                  (c) Since January 1, 2004, Apple and each of its Subsidiaries has timely filed or submitted all reports, filings, applications and notifications required by statutes or regulations administered by the U.S. Consumer Products Safety Commission including, without limitation, 15 U.S.C. ss.ss. 2064(b) and 2084) and any other Governmental Entity with respect to the manufacture, distribution and safety of any products manufactured, imported, distributed or sold by Apple or any of its Subsidiaries. Each such report, filing, application and notification complied, at the time of such filing or submission, in all material respects, with the requirements for such report, filing, application and notification, and has been supplemented to the extent required by applicable law or regulation.

         5.14 BROKER'S OR FINDER'S FEE. Except for Banc of America Securities LLC and CapitaLink LLC, to which only Apple has any liability or obligation as set forth on SCHEDULE 5.14, no Person acting on behalf of Apple or any of its Subsidiaries is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which Parent, MergerSub, Apple or any of their respective Affiliates or the Surviving Corporation after the Effective Time could have any liabilities in connection with this Agreement or any of the Transactions.

         5.15     TAXES, TAX RETURNS, TAX TREATMENT.

                  (a) Apple and each of its subsidiaries has duly filed all Tax Returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local Tax Authorities other than (i) Taxes that (a) are not yet delinquent or (b) are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect. The period (including any extensions) within which the IRS may assess federal income Taxes against Apple and its subsidiaries has closed with respect to all taxable years through and including the fiscal year ended December 31, 1998 and any liability with respect thereto has been satisfied. There are no disputes pending, or claims asserted, for Taxes or assessments upon Apple or any of its subsidiaries for which Apple does not have adequate reserves that would, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect. Neither Apple nor any of its subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Apple and its subsidiaries). Within the past two years, neither Apple nor any of its subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code. No disallowance of a deduction under Sections 162(m) or 280G of the Code for employee remuneration of any amount paid or payable by Apple or any of its subsidiaries under any contract, plan, program or arrangement or understanding would, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect. Apple and its subsidiaries have complied with the requirements of Code
Section 409A (and its related reporting and withholding requirements), for all amounts paid or payable under any contract, plan, program or arrangement or understanding except where such failure to comply would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

         5.16     EMPLOYEE BENEFIT MATTERS.

                  (a) Section 5.16 of the Apple Disclosure Schedule sets forth a true and complete list of each benefit or compensation plan, arrangement or agreement, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement, whether written or oral, that is maintained, or contributed to, for the benefit of current or former directors, consultants, leased employees or employees of Apple and its Subsidiaries, with respect to which Apple or its Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement or as of the Closing Date, including all material plans of any Apple ERISA Affiliate that are subject to Title IV of ERISA (the "APPLE BENEFIT PLANS"). For purposes of this Agreement, (i) an "APPLE ERISA AFFILIATE" is any trade or business, whether or not incorporated, all of which together with Apple would be deemed a "single employer" within the meaning of Section 4001(a) or (b) of ERISA or
Section 414 of the Code and (ii) an "APPLE FOREIGN PLAN" means any Apple Benefit Plan that is maintained outside of the United States (and each such Apple Foreign Plan is separately identified on SCHEDULE 5.16(a)).

                  (b)      Except  with  respect to clauses  (i),  (iii),  (v),
(vii), (ix), (x), and (xi) below (as would not, either individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect) (i) each of the Apple Benefit Plans has been operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) each of the Apple Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received or timely filed for a favorable determination letter from the IRS with respect to all changes in applicable Law for which certain qualified plans were required to be amended, and there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Apple Benefit Plan, (iii) no Apple Benefit Plan is a "defined benefit plan" as defined in Section 3(35) of ERISA, (iv) no Apple Benefit Plan provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees, consultants, leased employees or directors of Apple or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA), (C) benefits the full cost of which is borne by the current or former employee, consultant, leased employee or director (or his beneficiary) or (D) coverage through the last day of the calendar month in which retirement or other termination of service occurs, (v) no Apple Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) or a "multiple employer plan" (as such term is defined Section 210(a) of ERISA or Section 413(c) of the Code),
(vi) none of Apple or its Subsidiaries or, to the Knowledge of Apple, any other person, including any fiduciary, has engaged in a transaction in connection with which Apple, its Subsidiaries or any Apple Benefit Plan would reasonably be expected to be subject to either a material civil penalty assessed pursuant to

Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, (vii) to the Knowledge of Apple, (A) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Apple Benefit Plans or any trusts or other funding vehicles related thereto and (B) no administrative investigation, audit or proceeding is pending or in progress with respect to the Apple Benefit Plans, (viii) all contributions or other amounts payable by Apple or its Subsidiaries as of the Effective Time with respect to each Apple Benefit Plan in respect of current or former plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code and, other than transfers incident to an incentive stock option plan within the meaning of
Section 422 of the Code or as restricted under Section 162(m) of the Code have been or are fully deductible under the Code, (ix) with respect to any insurance policy providing funding for benefits under any Apple Benefit Plan, (A) there is no liability of Apple or its Subsidiaries, in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor would there by any such liability if such insurance policy was terminated at or after the Closing Date and (B) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of Apple, no such proceedings with respect to any insurer are imminent, (x) Apple and its Subsidiaries have reserved all rights necessary to amend or terminate each of the Apple Benefit Plans, without the consent of any other Person, and (xi) no Apple Benefit Plan provides benefits to any individual who is not a current or former employee of Apple or its Subsidiaries, or the dependents or other beneficiaries of any such current or former employee.

                  (c) In addition to the representation contained in Subsection (b) above (if applicable) as would not, either individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect,
(i) each Apple Foreign Plan complies with all applicable Laws (including, without limitation, applicable Laws regarding the funding, form and operation of the Apple Foreign Plan); (ii) the Apple Financial Statements accurately reflect the Apple Foreign Plan liabilities and accruals for contributions required to be paid to the Apple Foreign Plans, in accordance with GAAP, (iii) there have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law, and (iv) no administrative investigation, audit or other proceeding by any Governmental Authority is pending or in progress or, to the Knowledge of Apple and its Subsidiaries, threatened, with respect to any Apple Foreign Plan.

                  (d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director, consultant, employee or former employee of Apple or any of its Subsidiaries from Apple or any of its Subsidiaries under any Apple Benefit Plan, (ii) increase any benefits otherwise payable under any Apple Benefit Plan, or (iii) result in any acceleration of the time of funding, payment or vesting of any such benefits.

                  (e) Except as would not reasonably be expected to have an Apple Material Adverse Effect, with respect to independent contractors and consultants who are located within the United States, (i) all Persons so classified satisfy and have at all times satisfied in all material respects the requirements of applicable Law to be so classified, (ii) Apple and its Subsidiaries have fully and accurately reported such persons' compensation on IRS Form 1099 when required to do so, and (iii) neither Apple or its Subsidiaries has or had any obligations to provide benefits with respect to such persons under any Apple Benefit Plan or otherwise.

         5.17     INTELLECTUAL  PROPERTY.  Section 5.17 of the Apple Disclosure
Schedule identifies (i) all applied for and registered trademarks and service marks, trade names, domain names, registered copyrights, pending and issued patents owned, used or licensed by or to Apple or any of its Subsidiaries that are material to the conduct of the business of Apple and its Subsidiaries, and
(ii) all agreements and licenses relating to trademarks, technology, know-how or processes that Apple or its Subsidiaries is licensed or authorized to use, or which it licenses or authorizes others to use, that is material to the conduct of the business of Apple and its Subsidiaries (collectively, the "APPLE INTELLECTUAL Property"). Apple and its Subsidiaries own and possess all rights, title and interest in and to, or as of the Closing, will own and possess all rights, title and interest in and to, free and clear of all Encumbrances, all of the Apple Intellectual Property and, as of the Closing, all of the Apple Intellectual Property will be in the name of Apple or its Subsidiaries. Apple and its Subsidiaries own or have the right to use the Apple Intellectual Property without infringing or violating the rights of any third parties, except where such infringement or violation would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect. No consent of any third party will be required for the use by the Surviving Corporation or its Subsidiaries of the Apple Intellectual Property after the Effective Time. There are no claims asserted in writing by any Person against Apple or any of its Subsidiaries regarding the ownership of or the right to use any Apple Intellectual Property or challenging the rights of Apple or any of its Subsidiaries with respect to any of the Apple Intellectual Property which would, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect. To the Knowledge of Apple as of the date hereof, there is no infringement or misappropriation of the Apple Intellectual Property by any Person.

         5.18 ENVIRONMENTAL LIABILITY. Except for such of the following as would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect, (i) the operations of Apple and its Subsidiaries are and since January 1, 2000, have been in compliance with all applicable Environmental Laws, (ii) each of Apple and its Subsidiaries possess and maintains in effect all environmental permits, licenses, authorizations and approvals required under Environmental Law with respect to the properties and business of Apple and its Subsidiaries, (iii) to the Knowledge of Apple, since January 1, 2000, there has been no release of any Hazardous Materials which would reasonably be expected to result in liability to Apple or any of its Subsidiaries at any of its current or former operations, (iv) there are no legal, administrative or arbitral bodies seeking to impose, nor are there Actions of any nature reasonably likely to result in the imposition of, on Apple or any of its Subsidiaries, any liability or obligation arising under common law relating to the Environment or under any Environmental Law, nor are there any such liabilities or obligations pending or, to the Knowledge of Apple, threatened against Apple or its Subsidiaries and (v) neither Apple nor any of its Subsidiaries is subject to any Order by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing. To the Knowledge of Apple, as of the date of this Agreement, the Apple Financial Statements contain an adequate reserve as determined in accordance with GAAP for Environmental liabilities and obligations.

         5.19 MATERIAL CONTRACTS. Neither Apple nor any of its Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC or any Contract that would be such a "material contract" but for the exception for Contracts entered into in the ordinary course of business or (b) any non-competition or other Contract that materially limits or will materially limit Apple or any of its Subsidiaries from engaging in the business currently conducted by it. Each of the "material contracts" (as defined above) of Apple and its Subsidiaries is valid and in full force and effect and neither Apple nor any of its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such "material contract." To Apple's Knowledge, the other party to any "material contract" described in this Section
5.19 is not in material breach of or default under such "material contract." No payments or other consideration is due or will be due to Ourimbah Investment Ltd. or any of their Affiliates pursuant to the Stock Acquisition Agreement or otherwise by Apple, Parent, the Surviving Corporation or any of their respective Affiliates by virtue of the consummation of the Transactions contemplated hereby or otherwise (except as may otherwise become due to such persons solely with respect to the Merger Consideration or solely in their capacity as Apple Shareholders).

         5.20     LABOR RELATIONS.

                  (a) As of the date of this Agreement and during the preceding three (3) years, (i) none of Apple, its Subsidiaries or any of their controlled Affiliates or Apple ERISA Affiliates are a party to any collective bargaining agreement, works council or workers' association or similar arrangements, (ii) except as would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect, no labor organization or group of employees of Apple or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Apple, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, (iii) there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of Apple, threatened against or involving any of Apple or its Subsidiaries, and (iv) to the Knowledge of Apple, Apple and its Subsidiaries are in compliance with their obligations pursuant to the Workers Adjustment and Retraining Notification Act.

                  (b) To the Knowledge of Apple, Apple and its Subsidiaries are in material compliance with all applicable Laws, governmental orders, agreements, contracts and policies relating to the employment of their employees, including, without limitation, all such Laws relating to wages, overtime, terms and conditions of employment, discrimination, immigration, disability, workers' compensation, the collection and payment of withholding and/or social contribution taxes and similar Taxes, except where noncompliance would not reasonably be expected, individually or in the aggregate, to have an Apple Material Adverse Effect.

         5.21 STATE TAKEOVER LAWS. Except for the Affiliated Transactions Statute (the application of which, to the Transactions and MergerSub, Parent and their respective Affiliates, has been waived by the Apple board of directors, as set forth below), no applicable "takeover" or "interested stockholder" Law is applicable to this Agreement and the Transactions.

         5.22     VOTING REQUIREMENTS; APPROVAL; BOARD APPROVAL.

                  (a) Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Apple Common Stock entitled to vote (the "APPLE SHAREHOLDER APPROVAL"), no other vote of the holders of Apple Common Stock is necessary to approve and consummate the Transactions.

                  (b) The board of directors of Apple has, at a meeting duly called and held, by a unanimous vote (i) determined that the Merger is advisable and in the best interest of Apple and the Apple Shareholders, (ii) adopted this Agreement, (iii) resolved to recommend (the "APPLE BOARD RECOMMENDATION") that the Apple Shareholders vote in favor of adopting this Agreement, (iv) waived the application of the Affiliated Transactions Statute to the Transactions and MergerSub, Parent and their respective Affiliates, and
(v) directed that this Agreement and the Transactions be submitted to the Apple Shareholders for approval at a duly held meeting of such shareholders.

                  (c) Prior to the execution of this Agreement, Apple duly terminated the NACCO Merger Agreement in full and complete compliance with the terms and conditions thereof, including Sections 6.12 and 8.1(h), without breach or further obligation or liability thereunder (other than the obligation of Apple to pay the fee required to be paid pursuant to Section 8.3 therein, it being agreed by Apple that such fee was paid in full prior to such termination by Apple in accordance and compliance with the terms of the NACCO Merger
Agreement, including Section 8.1(h)), and upon receipt of prior unanimous approval of the Apple board of directors therefor. In connection therewith (and prior thereto): (i) Apple gave NACCO and HB-PS at least four Business Days prior written notice of Apple's intention to terminate the NACCO Merger Agreement (and had attached a description of all material terms and conditions of this Agreement thereto); (ii) during such four Business Day period, Apple made itself available to engage in good faith negotiations with NACCO and HB-PS with respect to such changes as NACCO and HB-PS had proposed, if any, to the terms of the merger between Apple and HB-PS and the NACCO Merger Agreement;
(iii) NACCO and HB-

PS did not make prior to such termination of the NACCO Merger Agreement, a definitive, binding offer which the board of directors of Apple determined in good faith, after consultation with its legal and financial advisors, was at least as favorable to Apple Shareholders as this Agreement; and (iv) prior to such termination, Apple paid to NACCO in immediately available funds, the fee required to be paid pursuant to Section 8.3 therein.

         5.23 OPINION OF APPLE FINANCIAL ADVISOR. The board of directors of Apple has received the opinion of Banc of America Securities LLC to the effect that, as of the date of such opinion and subject to the matters set forth therein, the Merger Consideration to be received by holders of Apple Common Stock (other than Parent, MergerSub and their respective Affiliates) in the Merger is fair, from a financial point of view, to such holders.

         5.24     TRANSACTIONS  WITH RELATED  PARTIES.  Apple is not a party to any transaction or proposed transaction, with its directors, officers or employees, or any other Person who is an Affiliate of Apple. Neither Apple nor any of its Affiliates owns or has any ownership interest in any Person which is in competition with Apple or which is engaged in a related or similar business to the business conducted by Apple and none of such Persons has entered into any Contract or understanding in effect on or after the date hereof contemplating such ownership or ownership interest.

         5.25     CUSTOMERS.

                  (a) Between January 1, 2005 and the date hereof, no material customer or group of customers (whether or not related) of Apple has canceled or otherwise terminated its Contract or relationship with Apple or any of its Subsidiaries or has at any time decreased significantly its purchases of products from Apple and, to the Knowledge of Apple, there has been no material adverse change in the business relationship of Apple or any of its Subsidiaries with any of their material customers or group of customers. To the Knowledge of Apple, no such customer or group of customers intends to cancel or otherwise terminate its relationship with Apple or any of its Subsidiaries or to decrease significantly its purchases of the products from Apple or its Subsidiaries, except for such of the foregoing arising after the date hereof as would not, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

                  (b) To the Knowledge of Apple, there is no dispute with any material customer or group of customers (whether or not related) or delays or other problem in connection with any products sold or services rendered by Apple or any of its Subsidiaries to any material customer or group of customers that have given rise or could reasonably be expected to give rise to a liability or the need to provide additional products or services for the customer or group of customers involved, in each case that would, individually or in the aggregate, reasonably be expected to have an Apple Material Adverse Effect.

                  (c) Section 5.25(c) of the Apple Disclosure Schedule sets forth a list of the 10 largest customers of Apple and the 10 largest suppliers to Apple and its Subsidiaries, on a consolidated basis, during each of Apple's three most recent fiscal years and for the period from the beginning of the current fiscal year to the date hereof determined on the basis of total dollar amount of net sales to such customers and purchases from such suppliers.

                              VI.    COVENANTS

         6.1 COVENANTS OF APPLE. During the period from the date of this Agreement and continuing until the Effective Time, Apple agrees as to itself and its Subsidiaries that (except for the Merger, as required or otherwise expressly contemplated or permitted by this Agreement or Section 6.1 (including its subsections) of the Apple Disclosure Schedule, as required by a Governmental Entity or to the extent that Parent otherwise consents in writing in its sole discretion):

                  (a) ORDINARY COURSE. Apple will, and will cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted and use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their current officers and other key employees and preserve their relationships with customers, suppliers and others having business dealings with them, except that no action by Apple or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 6.1 will be deemed a breach of this Section 6.1(a) unless such action would constitute a breach of one or more of such other provisions. Without limiting the generality or effect of the foregoing, other than in connection with acquisitions permitted by Section 6.1(e) or investments permitted by Section 6.1(g), Apple will not, and will cause its Subsidiaries not to, (i) enter into any new material line of business, (ii) enter into any Contract with a supplier, distributor or customer representative that involves the purchase, distribution or sale of goods or services with a term extending more than one year that is not terminable by Apple or any of its Subsidiaries upon less than 30 days prior written notice, (iii) enter into any Contract with respect to the licensing of any Apple Intellectual Property with a term extending more than one year that is not terminable by Apple or any of its Subsidiaries without penalty or premium upon less than 30 days prior written notice, or (iv) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

                  (b) DIVIDENDS; CHANGES IN SHARE CAPITAL. Apple will not, and will cause its foreign Subsidiaries not to, declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock. Except as set forth in SCHEDULE 6.1(b), Apple will not, and will cause its Subsidiaries not to (i) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (ii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except for transactions pursuant to the terms of the Apple Options outstanding as of the Measurement Date.

                  (c)      ISSUANCE  OF  SECURITIES.  Except  as set  forth  in
SCHEDULE 6.1(c) for Apple Common Stock to be issued in connection with the exercise of Apple Options outstanding on the date hereof, Apple will not, and will cause its Subsidiaries not to, offer, issue, deliver, sell, pledge or otherwise Encumber, or authorize or propose the offering, issuance, delivery, sale, pledge or Encumbrance of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing.

                  (d) GOVERNING DOCUMENTS. Except to the extent required to comply with its obligations hereunder or with applicable Laws, Apple will not amend or propose to amend its certificate of incorporation, bylaws or other governing documents and will not, and will cause each of its Subsidiaries not to, amend its certificate of incorporation, bylaws or other governing documents.

                  (e) NO ACQUISITIONS. Apple will not, and will cause its Subsidiaries not to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of assets in the ordinary course of business consistent with past practice); PROVIDED, HOWEVER, that the foregoing restrictions will not prohibit (i) internal reorganizations or consolidations involving Subsidiaries of Apple in existence on the date of this Agreement or (ii) the creation of new direct or indirect wholly owned Subsidiaries of Apple organized to conduct or continue activities otherwise permitted by this Agreement.

                  (f) NO DISPOSITIONS. Other than (i) internal reorganizations or consolidations involving existing Apple Subsidiaries or (ii) as may be required by or in conformance with applicable Laws in order to permit or facilitate the consummation of the Transactions, Apple will not, and will cause its Subsidiaries not to, sell, lease, license or otherwise Encumber or subject to any Encumbrance or otherwise dispose of, or agree to sell, lease, license or otherwise Encumber or subject to any Encumbrance or otherwise dispose of, any assets (including capital stock of any Subsidiary of Apple, but excluding inventory and obsolete equipment in the ordinary course of business consistent with past practice).

                  (g) INVESTMENTS; INDEBTEDNESS. Apple will not, and will cause its Subsidiaries not to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) investments by Apple or any of its Subsidiaries to or in Apple or any other wholly owned Subsidiary of Apple, or (B) pursuant to any Contract or other legal obligation of Apple as in effect on the date of this

Agreement, or (C) employee loans or advances for travel, business, relocation or otherreimbursable expenses made in the ordinary course of business; or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement other than (A) in the ordinary course of business pursuant to its existing revolving credit facility in an amount not to exceed $125 million in the aggregate, or (B) for trade payables incurred in the ordinary course of business or as otherwise permitted by this Section 6.1(g).

                  (h) NYSE LISTING. Apple will use its commercially reasonable efforts to maintain the listing of Apple Common Stock on the NYSE and to continue to satisfy any and all listing qualifications and criteria related thereto.

                  (i) COMPENSATION. Except (i) as required by applicable Laws or Contract in effect on the date hereof that relates to Apple or any of its Subsidiaries or any of their employees or (ii) as required under this Agreement, Apple will not, and will cause its Subsidiaries not to, increase the amount of compensation or employee benefits of any employee, consultant or director of Apple or any of its Subsidiaries, pay any severance, pension, retirement, savings or profit-sharing allowance to any employee, consultant or director that is not required by any existing plan or agreement, enter into any Contract with any employee, consultant or director regarding his or her employment or service, compensation or benefits, increase or commit to increase any benefits for employees, consultants or directors, adopt or amend or make any commitment to adopt or amend, other than amendments required by Law, any Apple Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Apple Benefit Plan for the benefit of any Person. Apple will not accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other equity-based compensation, except as may be required by any plan or agreement presently in effect pursuant to which such stock options or other equity-based compensation were granted, any applicable Laws or in accordance with this Agreement.

                 (j) ACCOUNTING METHODS; INCOME TAX ELECTIONS. Except as reflected in the Apple Financial Statements filed on or prior to the Measurement Date, as required by a Governmental Entity or as required by changes in GAAP as concurred in by Apple's independent public accountants, Apple will not make, and Apple will cause its Subsidiaries not to make, any material change in method of accounting in effect as of the date of this Agreement. Apple will not, and will not permit any of its Subsidiaries to, (i) change its fiscal year or (ii) make any material Tax election or settle or compromise any material income Tax liability with respect to matters that will be a liability of the Surviving Corporation or any of its Subsidiaries after the Merger, other than in the ordinary course of business consistent with past practice.

                 (k) CERTAIN AGREEMENTS AND ARRANGEMENTS. Apple will not, and will cause its Subsidiaries not to, enter into any Contract that will limit or otherwise restrict, after the Effective Time, the Surviving Corporation or any of its Subsidiaries, or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area or by any means, which Contracts, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Surviving Corporation and its Subsidiaries, taken as a whole, following the Merger.

                  (l) ACTIONS REGARDING APPLE BENEFIT PLANS. Apple will, effective at (or, at the election of Parent, immediately prior to), the Effective Time, take or cause to be taken with respect to the Apple Benefit Plans the actions set forth in Section 6.1(l) of the Apple Disclosure Schedule, and will cause the Apple Benefit Plans to be amended in any of the following manners if requested by Parent, (i) amendments to freeze or eliminate the Apple stock fund under the Apple 401(k) Plan, or (ii) amendments necessary to preserve the tax qualification of the Apple 401(k) Plan.

                  (m) ACTIONS REGARDING ANTI-TAKEOVER STATUTES. If the provisions of any potentially applicable anti-takeover or similar statute (including the Affiliated Transaction Statute) is or becomes applicable to the Transactions or Parent, MergerSub or their Affiliates, Apple and its board of directors shall grant such approvals and take such other actions (except with respect to any shares of Apple Common Stock owned by Parent and/or any of its Affiliates as of the date hereof) to the extent permitted by applicable Law as may be required so that the Transactions may be consummated as promptly as practicable on the terms and conditions set forth in this Agreement.

                  (n) NO RELATED ACTIONS. Apple will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions that are prohibited or restricted by this Section 6.1.

         6.2      ANTITRUST CLEARANCE.

                  (a) In no event will (1) MergerSub be required to take or to consent to Apple taking, or Apple be required to take or to consent to MergerSub taking, any of the following actions in order to obtain the consent, authorization, order, approval or exemption of any Governmental Entity in order to satisfy the condition set forth in Section 7.1(c) if the board of directors of MergerSub or Apple, as applicable, determines, after consulting with counsel, such actions would be materially adverse to the Surviving Corporation:
(i) sell, hold separate or otherwise dispose of assets of such party or its subsidiaries, if any, or conduct its business in a specified manner, (ii) agree to sell, hold separate or otherwise dispose of assets of such party or its subsidiaries or conduct its business in a specified manner, or (iii) permit assets of such party or its subsidiaries to be sold, held separate or disposed of or permit its business to be conducted in a specified manner and (2) Parent or any of its Affiliates be required to take any action referred in clauses (i) through (iii). This Section 6.2 does not require any of Parent, MergerSub or Apple or any of their respective Affiliates to enter into any agreement with a third party to undertake any obligations or make any divestitures, unless such agreement is conditioned on the consummation of the Transactions contemplated by this Agreement.

                  (b) Each of Parent, MergerSub and Apple will comply fully with all applicable notification, reporting and other requirements under any Antitrust Laws. Within 10 Business Days after the date of this Agreement, each of Parent, MergerSub and Apple will file any required notifications with the appropriate

Governmental Entities, in each case pursuant to and in compliance with the respective Antitrust Laws. Parent, MergerSub and Apple will as soon as practicable file any additional information reasonably requested by any Governmental Entity in respect of the Merger.

                  (c) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.2, if any objections are asserted with respect to the Transactions under any Antitrust Law or if any Action is instituted (or threatened to be instituted) by any Governmental Entity or any other Person challenging any of the Transactions as violative of any Antitrust Law, each of Parent, MergerSub and Apple will use its commercially reasonable efforts to resolve such objections or challenges as such Governmental Entity or other Person may have to the Transactions. In connection with the foregoing, each of Parent, MergerSub and Apple will cooperate in all respects with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions, including vigorously defending in litigation on the merits any claim asserted in any court by any party through a final and nonappealable judgment.

         6.3      EFFORTS TO CLOSE.

                  (a) Except as set forth in Section 6.2(a), and subject to Section 6.3(c), (i) each of Parent and MergerSub on the one hand, and Apple and its Subsidiaries on the other, will use its reasonable best efforts to cause all of the conditions, as specified in Article VII, to the obligations of the other party to consummate the Transactions to be met as soon as practicable after the date of this Agreement, and (ii) each of Parent and MergerSub will not take or cause to be taken any action that would reasonably be expected to have, with respect to actions of Parent or MergerSub, a Parent Material Adverse Effect.

                  (b) Subject to SCHEDULE 6.3(b) and Section 6.3(c), each of Parent, MergerSub and Apple and their respective Subsidiaries will use its reasonable best efforts to obtain, as soon as practicable, the Authorizations and third-party consents that may be or become necessary for the performance of its respective obligations under this Agreement and the consummation of the Transactions and will cooperate fully with each other in promptly seeking to obtain such Authorizations and third-party consents, except that no such party hereto will be required to make any material expenditures in connection with its obligations under this Section 6.3, except as required by Section 6.2.

                  (c) Notwithstanding anything to the contrary in the Agreement, no Affiliates of Parent (other than MergerSub) shall be prohibited or otherwise restricted in any manner pursuant to this Agreement from consummating or agreeing, committing or offering to consummate, any purchase, sale, lease or other acquisition, transfer or disposition of any properties or assets, whether tangible or intangible, of any kind, nature or character, real, personal or mixed, wherever located, including, for the avoidance of doubt, any securities or assets of another company or business that competes with Apple;

PROVIDED, HOWEVER, that neither Parent nor MergerSub shall (and Parent and MergerSub shall cause the Equity Funding Parties and the controlled Affiliates thereof (which, for this purpose, shall not include any Person with respect to which the Equity Funding Parties do not either own a majority of the voting securities or have the right, by contract or otherwise, to designate or appoint a majority of the board of directors or equivalent body) not to) take any of the actions described above in this Section 6.3(c) to the extent that such actions prevent the condition in Section 7.1(c) from being satisfied no later than the date set forth in Section 8.1(e) (as determined after taking into account any divestitures or other actions that Parent, MergerSub, the Equity Funding Parties and/or the controlled Affiliates thereof (as described above) indicate in good faith in writing to Apple that they intend to and can reasonably be expected to undertake prior to the date set forth in Section 8.1(e)).

         6.4      CONFIDENTIALITY.

                  (a) Prior to the Effective Time, each of Parent, MergerSub and Apple will, and will cause each of their respective subsidiaries, if any, and controlling Affiliates, to comply with, all of their respective obligations under the Confidentiality Agreement with respect to any information obtained by any such Person in connection with this Agreement and the Transactions.

                  (b) From and after the Effective Time, each of Parent and the Surviving Corporation (as the successor to Apple) will, and will cause each of their subsidiaries to comply with, all of their respective obligations under the Confidentiality Agreement with respect to any information obtained by any such Person in connection with this Agreement and the Transactions.

         6.5      ACCESS.

                  (a) From the date hereof to the Effective Time, as applicable, Apple will allow all designated officers, attorneys, accountants and other representatives of Parent and/or MergerSub access at reasonable times upon reasonable notice and in a manner as will not adversely impact the conduct of the business of Apple, to the personnel, records, files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of Apple including inspection of such properties.

                  (b) No investigation pursuant to this Section 6.5 will affect any representation or warranty given by any party hereunder, and, notwithstanding the provision of information or investigation by any party, no party will be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party will be required to provide any information which it reasonably believes it may not provide to the other party by reason of applicable Law, which such party reasonably believes constitutes information protected by attorney/client privilege or the attorney work product doctrine or which it is required to keep confidential by reason of Contracts with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information provided by a party to the other party hereunder will be subject to the confidentiality provisions of Section 6.4.

         6.6 PUBLIC ANNOUNCEMENTS. Prior to the Effective Time, Parent, MergerSub and Apple will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement, or the Transactions, and none of them will issue any such press release or make any such public statement or communication without the prior approval of the others, except as any party may determine in good faith is required by Law or by obligations pursuant to any listing agreement with any national securities market or exchange.

         6.7 BOARD RECOMMENDATION; APPLE SHAREHOLDERS MEETING. Apple's board of directors has made the Apple Board Recommendation and will, as promptly as practicable, cause Apple to take all lawful action to solicit the Apple Shareholder Approval. Subject to Section 6.9, neither the board of directors of Apple nor any committee thereof will withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or MergerSub, the Apple Board Recommendation. Unless this Agreement is terminated in accordance with its terms, Apple will call and hold a meeting of the Apple Shareholders (the "APPLE SHAREHOLDERS MEETING") as promptly as practicable for the purpose of obtaining the Apple Shareholder Approval regardless of any action contemplated by Section 6.9, including receipt of an Apple Superior Proposal.

         6.8      PREPARATION OF PROXY STATEMENT AND ADDITIONAL FILINGS.

                  (a) As promptly as reasonably practicable after the execution of this Agreement, Apple will prepare, and Apple will file with the SEC, the Proxy Statement. The parties hereto will furnish all information concerning themselves, their Affiliates and the holders of their capital stock as required in connection with such action, the preparation of the Proxy Statement and the preparation of any other SEC filing required in connection with the Transactions contemplated by this Agreement ("ADDITIONAL FILINGS"). As promptly as practicable Apple will mail the Proxy Statement to the Apple Shareholders. The Proxy Statement will include the Apple Board Recommendation.

                  (b) No amendment or supplement to the Proxy Statement will be made without the consent of the parties hereto (which consent will not be unreasonably withheld or delayed). The parties hereto will advise each other promptly after any of them receives notice of any request by the SEC for amendment of the Proxy Statement or any Additional Filings or comments thereon and responses thereon or requests by the SEC for additional information.

                  (c) Apple will provide Parent and MergerSub with the information concerning itself and its Affiliates, including financial statements and other financial information, in the form required to be included in the Proxy Statement and the Additional Filings (including by reason of any SEC comments thereto or subsequent requests thereon). If at any time prior to the Effective Time any information relating to

Apple or any of its respective Affiliates, officers or directors, should be discovered by Apple which should be set forth in an amendment or supplement to the Proxy Statement or the Additional Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, Apple will promptly notify Parent and MergerSub and, to the extent required by applicable Laws, will promptly file with the SEC and disseminate to the Apple Shareholders an appropriate amendment or supplement describing such information.

                  (d) Each of Parent and MergerSub will provide Apple with the information concerning itself (and their Affiliates, to the extent required) in the form required to be included in the Proxy Statement and the Additional Filings (including by reason of any SEC comments thereto or subsequent requests thereon). If at any time prior to the Effective Time, any event or circumstance relating to Parent, MergerSub or their respective officers or directors, should be discovered by Parent or MergerSub and such information should be set forth in an amendment or supplement to the Proxy Statement or the Additional Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, Parent or MergerSub, as applicable, will promptly notify Apple and, to the extent required by applicable Laws, Parent, MergerSub or Apple, as applicable, will promptly file with the SEC and, if required by Law, disseminate to the Apple shareholders an appropriate amendment or supplement describing such information.

                  (e) All documents that any of Parent, MergerSub, Apple and their respective Affiliates are responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

         6.9      NO SOLICITATION.

                  (a) Apple will immediately cease, terminate and discontinue any discussions or negotiations with any Person conducted before the date of this Agreement with respect to any Apple Competing Transaction, and will promptly, following the execution of this Agreement, request the return or destruction (as provided in the applicable agreement) of all confidential information provided by or on behalf of Apple to all Persons (including NACCO and its Affiliates) who have had such discussions or negotiations or who have entered into confidentiality agreements with Apple pertaining to an Apple Competing Transaction.

                  (b) Prior to the Effective Time, Apple will not, and will cause its Affiliates and representatives not to, directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Parent, MergerSub and their respective representatives) relating to any merger, consolidation, share exchange, business combination or other transaction or series of transactions involving Apple that is conditioned on the termination of this Agreement or could reasonably be expected to preclude or materially delay the completion of the Merger (an "APPLE COMPETING TRANSACTION").

                  (c) Apple will promptly (and in any event within 24 hours) notify Parent of its or any of its officers', directors' or representatives' receipt of any inquiry or proposal relating to, an Apple Competing Transaction, including the identity of the Person submitting such inquiry or proposal and the terms thereof.

                  (d) Notwithstanding anything in this Agreement to the contrary, Apple or its board of directors will be permitted to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written offer regarding an Apple Competing Transaction by any such Person (which has not been withdrawn), if and only to the extent that, (i) the Apple Shareholder Approval has not been given, (ii) Apple has received an unsolicited bona fide written offer regarding an Apple Competing Transaction from a third party (which has not been withdrawn) and its board of directors has determined in good faith that there is a reasonable likelihood that such Apple Competing Transaction would constitute a Apple Superior Proposal, (iii) its board of directors, after consultation with its outside counsel, determines in good faith that such action is required by its fiduciary duties, (iv) prior to providing any information or data to any Person in connection with an Apple Competing Transaction by any such Person, it receives from such Person an executed confidentiality agreement containing terms Apple determines to be substantially the same (including with respect to standstill provisions, as such provisions were in effect on the date of execution of the Confidentiality Agreement) as the Confidentiality Agreement (but permitting the disclosures to Parent and its Affiliates described in this
Section 6.9(d) to be made to Parent and its Affiliates), and (iv) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, it complies with Section 6.9(c). Apple will use its commercially reasonable efforts to keep Parent and its Affiliates informed promptly of the status and terms of any such proposal or offer and the status and terms of any such discussions or negotiations and will promptly provide Parent with any such written proposal or offer. Apple will promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken by Apple in this Section 6.9. Nothing in this Section 6.9(d), (x) permits Apple to terminate this Agreement (except as specifically provided in Article VIII) or (y) affects any other obligation of Apple or Parent under this Agreement.

                 (e)       For  purposes  of this  Agreement,  "APPLE  SUPERIOR
PROPOSAL" means a bona fide written offer regarding an Apple Competing Transaction made by a Person other than a party hereto or its controlled Affiliates which is on terms which the board of directors of Apple concludes, after consultation with its financial advisors and following receipt of the advice of its outside counsel, would, if consummated, result in a transaction that is more favorable to the Apple Shareholders than the Transactions.

                  (f) No provision of this Agreement will be deemed to prohibit (i) Apple from publicly disclosing any information which its board of directors determines, after consultation with outside counsel, is required to be disclosed by Law,

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

whether pursuant to the federal securities laws, state law fiduciary requirements or otherwise, or (ii) the Apple board of directors from changing its recommendation in respect of the Merger if it determines, after consultation with outside counsel, that such action is required by its fiduciary duties; PROVIDED, HOWEVER, that nothing in the preceding clause (ii) will relieve Apple of its obligations with respect to the Apple Shareholders Meeting under Sections 6.7 or of its obligations under Section 8.3.

         6.10 NOTIFICATION OF CERTAIN MATTERS. Each of Parent and Apple will give prompt written notice to the other of (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any Action commenced or threatened in writing against, relating to or involving or otherwise affecting it or any of its Subsidiaries that relates to the consummation of the Transactions, and (c) any change that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or an Apple Material Adverse Effect, as the case may be.

         6.11 FEES AND EXPENSES. Except for filing fees paid under Antitrust Laws, fees or Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement or any other document filed with the SEC in connection with the Transactions, and which will be borne equally by Apple and Parent, (a) Apple will bear all of the Expenses of Apple and its Affiliates, including the broker's or finder's fees referred to in Section 5.14 and (b) MergerSub and Parent will bear all of the respective Expenses of Parent, MergerSub and their respective Affiliates, including the broker's or finder's fees referred to in Section 4.6.

         6.12     DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE.

                  (a) In the event of any threatened or actual Action, whether civil or administrative, including any such Action in which any present or former director or officer of Apple or any of its subsidiaries (together, the "INDEMNIFIED PARTIES") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time, the Surviving Corporation (the "INDEMNIFYING PARTY") will, from and after the Effective Time, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim Action, subject to the Surviving Corporation's receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation's prior written consent (which will not be unreasonably delayed or withheld) and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable

Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such Action, except to the extent that two or more of such Indemnified Parties have conflicting interests in the outcome of such claim, action, suit, proceeding or investigation.

                  (b) The Surviving Corporation will (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors' and officers' liability insurance maintained by Apple (provided that the Surviving Corporation may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to the directors and officers of Apple) or (ii) obtain as of the Effective Time "tail" insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers of Apple, in each case, with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by Apple for such insurance prior to July 23, 2006 (the "MAXIMUM PREMIUM"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors' and officers' insurance (or "tail" coverage) obtainable for an annual premium equal to the Maximum Premium.

                  (c) The provisions of this Section 6.12 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 6.12 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

                  (d) The obligations under this Section 6.12 may not be terminated or modified by the Surviving Corporation in a manner as to adversely affect any Indemnified Party to whom this Section 6.12 applies without the consent of the affected Indemnified Party. In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Persons or (ii) transfers 50% or more of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors, assigns or transferees assume the obligations set forth in this Section 6.12.

         6.13 INTELLECTUAL PROPERTY TRANSFERS. Apple will take such action as may be necessary or proper, including filing all required applications and executing any necessary transfer documentation, at its sole cost and expense, to cause all Apple Intellectual Property to be held free and clear of all Encumbrances other than Encumbrances imposed in connection with the credit agreements identified in SCHEDULE 5.3, in the name of Apple or its Subsidiaries on the Closing Date.

         6.14 REPAYMENT OF APPLE INDEBTEDNESS. Parent or MergerSub will repay or cause to be repaid all of Apple's indebtedness described on SCHEDULE
6.14 that is outstanding at the Effective Time. Apple agrees to provide, and shall cause its Subsidiaries to provide, all reasonable cooperation requested by Parent or MergerSub in connection with the repayment of such outstanding indebtedness, including, without limitation, cooperating in connection with (i) the repayment or defeasance of any such indebtedness, (ii) delivering payoff, redemption, defeasance or similar notices and (iii) obtaining payoff letters, UCC-3 financing statements and such other documents and instruments as may reasonably be required to demonstrate the repayment of such indebtedness and release of any Encumbrances on the properties or assets of Apple and/or any of its Subsidiaries.

         6.15 EMPLOYEE MATTERS. Parent will cause the Surviving Corporation to honor and pay or provide the benefits required under the Apple Benefit Plans in accordance with their terms (including any such terms permitting the amendment or termination of any such plan) and, with respect to the Apple Benefit Plans set forth in SCHEDULE 6.15, for the period of time set forth in such schedule.

         6.16 CONTROL SHARE ACT. Subject to Section 9.11, Parent (on behalf of itself and its Affiliates) and Apple hereby agree that Apple shall not propose at the Apple Shareholders Meeting, or include in the Proxy Statement, or call or hold a meeting of the Apple Shareholders prior to the Apple Shareholders Meeting for the purpose, INTER ALIA, of obtaining a vote of Apple's Shareholders on, any resolutions or other proposals that, if approved by Apple Shareholders owning the requisite number of shares of Apple Common Stock, would have the effect of restoring to Parent and/or any of its Affiliates any or all of their voting rights that may have been lost by Parent and/or any of its Affiliates with respect to their shares of Apple Common Stock by virtue of Section 607.0902 of the FBCA (the "CONTROL SHARE ACT").

         6.17 SHAREHOLDER LITIGATION. Except as otherwise required by Law or to the extent, in the reasonable opinion of outside counsel to Apple, there exists a conflict between Apple and Parent, Apple shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against Apple and/or its directors relating to the Transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which shall not be unreasonably withheld or delayed in the event that the settlement would not be material.

         6.18 DIRECTOR RESIGNATIONS. Apple shall use its reasonable best efforts to obtain and deliver to Parent written resignation letters, effective as of the Effective Time, from those members of the boards of directors of Apple and/or any of its Subsidiaries designated by Parent to Apple in writing at least five calendar days prior to Closing.

                      VII.      CONDITIONS TO THE MERGER

         7.1      CONDITIONS  TO THE  MERGER.  The  respective  obligations  of
Parent,   MergerSub  and  Apple  to  effect  the  Merger  are  subject  to  the satisfaction or waiver of the following conditions:

                  (a) the Apple Shareholder Approval shall have been obtained at the Apple Shareholders Meeting and all Additional Filings shall have been made and, if applicable, finalized;

                  (b) no preliminary or permanent injunction or other Order shall have been issued that would make unlawful the consummation of the Transactions, and consummation of the Transactions shall not be prohibited or made illegal by any Law;

                  (c) all applicable waiting periods under the HSR Act shall have terminated or expired; and

                  (d) all other Authorizations of or filings with any Governmental Entity required in connection with the consummation of the Transactions shall have been made or obtained, except where the failure to make or obtain such Authorizations or filings would not, individually or in the aggregate, have a Parent Material Adverse Effect or an Apple Material Adverse Effect.

         7.2 CONDITIONS TO THE OBLIGATIONS OF APPLE. The obligation of Apple to effect the Merger is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Apple and may be waived by Apple):

                  (a)      (i)      all  covenants  of  MergerSub   under  this
Agreement to be performed by MergerSub on or before the Closing shall have been duly performed by MergerSub in all material respects;

                           (ii)     all   covenants   of  Parent   under   this
Agreement to be performed by Parent on or before the Closing shall have been duly performed by Parent in all material respects;

                  (b) the representations and warranties of Parent in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materially or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not, individually or in the aggregate, have a Parent Material Adverse Effect;

                  (c) (i) Apple shall have received a certificate of MergerSub addressed to Apple and dated the Closing Date, signed by an executive officer of MergerSub (on MergerSub's behalf and without personal liability), confirming the matters set forth in Section 7.2(a)(i);

                           (ii)     Apple shall have received a certificate  of
Parent addressed to Apple and dated the Closing Date, signed by an executive officer of Parent (on Parent's behalf and without personal liability), confirming the matters set forth in Section 7.2(a)(ii) and Section 7.2(b).

         7.3 CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGERSUB. The obligations of Parent or MergerSub to effect the Merger are subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of Parent and MergerSub and may be waived by Parent, on behalf of itself and MergerSub):

                  (a) all covenants of Apple under this Agreement to be performed on or before the Closing Date shall have been duly performed by Apple in all material respects;

                  (b) the representations and warranties of Apple in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not, individually or in the aggregate, have an Apple Material Adverse Effect. In addition, the representations and warranties set forth in Section 5.5 shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects as of the Closing with the same effect as though made as of the Closing;

                  (c) Parent shall have received a certificate of Apple addressed to Parent and dated the Closing Date, signed by an executive officer of Apple (on Apple's behalf and without personal liability), confirming the matters set forth in Section 7.3(a) and Section 7.3(b);

                  (d) no event, circumstance, change or effect shall have occurred since the date of this Agreement that, individually or in the aggregate, with all other events, circumstances, changes and effects, is or could reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of Apple and its Subsidiaries, taken as a whole; PROVIDED, HOWEVER, that the foregoing clause shall not include any event, circumstance, change or effect resulting from: (i) changes in general economic conditions, (ii) general changes in the industry of designing, marketing and distributing small electronic kitchen and household appliances in which Apple and its Subsidiaries operate that do not have a disproportionate effect (relative to overall industry performance) on Apple and its Subsidiaries, taken as a whole or (iii) the items identified on
Schedule 1.1;

                  (e) there will be no Action pending, or threatened in writing, which the board of directors of Parent determines, following the receipt of the advice from its outside counsel, presents a reasonable likelihood of the occurrence of an Apple Material Adverse Effect or a material adverse effect on the business, financial condition or results of operations of the Surviving Corporation and its Subsidiaries, taken as a whole, following the Merger; and

                  (f) the third-party consents set forth on SCHEDULE 7.3(F) (the "REQUIRED CONSENTS") shall have been received in accordance with the terms and conditions hereof.

                     VIII.      TERMINATION AND ABANDONMENT

         8.1 TERMINATION. Except as otherwise provided in this Section 8.1, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Apple Shareholder Approval:

                  (a)      by mutual written consent of Parent and Apple;

                  (b) by Apple (provided that Apple is not then in material breach of any covenant or in breach of any representation or warranty or other agreement contained herein), if (A) there has been a breach by Parent or MergerSub of any of their respective representations, warranties, covenants or agreements contained in this Agreement or any such representation and warranty has become untrue, in either case such that Section 7.2(a) or Section 7.2(b) would be incapable of being satisfied, and such breach or condition either by its terms cannot be cured or if reasonably capable of being cured has not been cured within 30 calendar days following receipt by Parent of notice of such breach, or (B) Apple (i) represents to Parent in writing that Apple has a bona fide good faith belief that the Equity Funding Parties will not have sufficient cash on hand or capital commitments to satisfy their respective obligations under the Equity Funding Letters on the anticipated Closing Date (it being agreed by Apple that, as of the date hereof, Apple does not have such a belief), (ii) requests from Parent evidence reasonably satisfactory to Apple that the Equity Funding Parties will have sufficient cash on hand or capital commitments to satisfy their respective obligations under the Equity Funding Letters on the anticipated Closing Date, and (iii), within the period of thirty
(30) calendar days following Parent's receipt of such request, does not receive from Parent evidence reasonably satisfactory to Apple that the Equity Funding Parties will have sufficient cash on hand or capital commitments to satisfy their respective obligations under the Equity Funding Letters on the anticipated Closing Date;

                  (c) by Parent (provided that neither Parent nor MergerSub is then in material breach of any covenant, or in breach of any, representation or warranty or other agreement contained herein), if there has been a breach by Apple of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty has become untrue, in either case such that Section 7.3(a), Section 7.3(b) or
Section 7.3(d) would be incapable of being satisfied, and such breach or condition either by its terms cannot be cured or if reasonably capable of being cured has not been cured within 30 calendar days following receipt by Apple of notice of such breach;

                  (d)      by either Parent or Apple if any Order preventing or
prohibiting   consummation   of  the   Transactions   has   become   final  and
nonappealable;

                  (e) by either Parent or Apple if the Merger shall not have occurred prior to May 1, 2007;

                  (f) by either Parent or Apple if the Apple Shareholder Approval is not obtained at the Apple Shareholders Meeting;

                  (g) by Parent if the board of directors of Apple shall have modified or withdrawn the Apple Board Recommendation or failed to confirm the Apple Board Recommendation within four Business Days after Parent's request to do so (it being understood, however, that for all purposes of this Agreement, and without limitation, the fact that Apple, in compliance with this Agreement, has supplied any Person with information regarding Apple or has entered into discussions or negotiations with such Person as permitted by this Agreement, or the disclosure of such facts, shall not be deemed a withdrawal or modification of the Apple Board Recommendation); or

                  (h) by Apple, if the board of directors of Apple authorizes Apple, subject to complying with the terms of this Agreement, to enter into a written agreement with respect to an Apple Superior Proposal; PROVIDED, HOWEVER, that (i) Apple shall have complied with the provisions of
Section 6.9, (ii) Apple shall have given Parent and MergerSub at least four Business Days prior written notice of its intention to terminate this Agreement, attaching a description of all material terms and conditions of such Apple Superior Proposal, (iii) during such four Business Day period, Apple engages in good faith negotiations with Parent and MergerSub with respect to such changes as Parent and MergerSub may propose to the terms of the Merger and this Agreement, (iv) Parent and MergerSub do not make prior to such termination of this Agreement, a definitive, binding offer which the board of directors of Apple determines in good faith, after consultation with its legal and financial advisors, is at least as favorable to Apple Shareholders as such Apple Superior Proposal and (v) prior to such termination pursuant to this Section 8.1(h), Apple pays to Parent in immediately available funds, the fee required to be paid pursuant to Section 8.3. Apple agrees to notify Parent and MergerSub promptly if its intention to enter into a written agreement referred to in its notification given pursuant to this Section 8.1(h) shall change at any time after giving such notification.

         8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or Apple pursuant to Section 8.1, this Agreement will forthwith become void and there will be no liability under this Agreement on the part of Parent, MergerSub or Apple, except (i) to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties or covenants in this Agreement and (ii) as provided in Section 8.3; PROVIDED, HOWEVER, that the provisions of Sections 6.4, 6.11, this Section 8.2, 8.3, and Section IX will each remain in full force and effect and will survive any termination of this Agreement; and PROVIDED, FURTHER, that, notwithstanding anything to the contrary in this Agreement, in the event that Parent or MergerSub breaches the covenant contained in the proviso in Section 6.3(c) and

Apple is entitled to receive payment of the MergerSub Termination Fee in accordance with Section 8.3(b), then Apple's right to receive payment of the MergerSub Termination Fee, subject to the terms and conditions of Section 8.3(b), shall be the sole and exclusive remedy of Apple and its Subsidiaries against Parent, MergerSub, and any of their respective stockholders, partners, members, advisors, Affiliates, directors, officers or agents for any losses or damages arising in connection with or related to the failure of the Merger to occur.

         8.3      FEES AND EXPENSES.

                  (a) Notwithstanding Section 6.11, if this Agreement is terminated by (i) Apple or Parent pursuant to either Section 8.1(e) (unless the failure of the Merger to have occurred by such date is due to the failure of Parent or MergerSub to perform in all material respects the covenants and agreements of Parent or MergerSub set forth herein) or Section 8.1(f) and prior to the time of such termination an Apple Competing Transaction has been communicated to the Apple board of directors and not withdrawn, and within nine months Apple enters into an agreement to complete or completes an Apple Competing Transaction, (ii) Parent pursuant to Section 8.1(g), or (iii) Apple pursuant to Section 8.1(h) (in which case the Apple Termination Fee shall be paid prior to such termination), then Apple will pay to Parent a termination fee equal to $4.0 million plus up to $2.0 million of reasonable documented, third party, out-of-pocket Expenses (the "APPLE TERMINATION FEE").

                  (b) Notwithstanding Section 6.11, if this Agreement is terminated by either Apple or Parent pursuant to Section 8.1(e) and (i) at the time of such termination, the conditions set forth in Sections 7.1(a), (b), and
(d) and Sections 7.3(a), (b), (d), (e) and (f) have been satisfied, (ii) the failure of the Merger to have occurred by such date is not due to the failure of Apple to perform in all material respects the covenants and agreements of Apple set forth herein and (iii) the failure of the condition set forth in
Section 7.1(c) to be satisfied is due to the breach by Parent or MergerSub of the covenant contained in the proviso to Section 6.3(c), then MergerSub shall pay to Apple a fee of $75,000,000 (the "MERGERSUB TERMINATION FEE") in immediately available funds no later than five Business Days after such termination by Apple.

                  (c) Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the other party would not enter into this Agreement. In the event that Apple fails to pay the amounts due pursuant to
Section 8.1(h) and this Section 8.3 when due, and, in order to obtain such payment, Parent or MergerSub commences a suit that results in a judgment against Apple for the amounts set forth in this Section 8.3, Apple will pay to Parent interest on the amounts set forth in this Section 8.3, commencing on the date that such amounts become due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank's base rate plus 2.00%.

                            IX.      MISCELLANEOUS

         9.1 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. Except for the covenants set forth in Sections 6.4, 6.11, 6.12 and 6.14, none of the representations, warranties or covenants in this Agreement will survive the Merger.

         9.2 AMENDMENT AND MODIFICATION. Subject to applicable Law, this Agreement may be amended, modified, or supplemented only by the written agreement of the parties hereto or thereto in any and all respects before the Effective Time; provided, however, that after the Apple Shareholder Approval is obtained there will not be any amendment that by Law requires further approval by the Apple Shareholders without further approval of such shareholders.

         9.3 WAIVER OF COMPLIANCE. Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

         9.4 NOTICES. All notices required or permitted pursuant to this Agreement will be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

                  If to Parent or MergerSub:

                           c/o 555 Madison Avenue, 16th Floor
                           New York, New York 10022
                           Attention:  Philip A. Falcone
                           Facsimile:  (212) 508 - 3721

                  With a copy to:

                           Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                           New York, New York 10019-6064
                           Attention:  Jeffrey D. Marell
                                       Robert B. Schumer
                           Facsimile:  (212) 757-3990
                           and:

                           One Riverchase Parkway South
                           Birmingham, Alabama  35244
                           Attention:  General Counsel
                           Facsimile:  (205) 987 - 5505

                  If to Apple:

                           Applica Incorporated
                           3633 Flamingo Road
                           Miramar, Florida 33027
                           Attention:  Lisa Carstarphen
                           Facsimile:  (954) 883-1714

                  With a copy to:

                           Greenberg Traurig LLP
                           1221 Brickell Avenue
                           Miami, Florida 33131
                           Attention:  Paul Berkowitz
                           Facsimile:  (305) 961-5685

         9.5 THIRD-PARTY BENEFICIARIES. Except as specifically set forth in Section 6.12(c), nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         9.6 SUCCESSORS AND ASSIGNS. This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. None of Parent, MergerSub or Apple may assign this Agreement or any of their rights or liabilities thereunder without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent will be null and void, except that Parent or MergerSub may assign all or any of their rights and obligations hereunder to an Affiliate (if and to the extent the Equity Funding Letters are also assigned to such Affiliate) or, after the Closing, in connection with a merger, consolidation or sale of all or substantially all of the assets of Parent or the Surviving Corporation and its subsidiaries. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

         9.7 SEVERABILITY. The illegality or partial illegality of any of this Agreement, or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

         9.8 GOVERNING LAW. This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles; provided, however, that the Merger will also be governed by the applicable provisions of the FBCA to the extent required thereby.

         9.9 SUBMISSION TO JURISDICTION; WAIVERS. Each of Apple, Parent and MergerSub irrevocably agrees that any Action with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns shall be brought and determined in the Court of Chancery or other courts of the State of Delaware located in the State of Delaware, and each of Apple, Parent and MergerSub hereby irrevocably submits and consents with regard to any such Action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of Apple, Parent and MergerSub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

         9.10 SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

         9.11 SHAREHOLDERS MEETING. Notwithstanding anything to the contrary in this Agreement (including Section 6.16 hereof), in the event that this Agreement is terminated for any reason, Apple and its board of directors shall promptly thereafter, at Parent's and/or MergerSub's expense, call and hold a special meeting of the Apple Shareholders for the purpose of voting on resolutions or other proposals that, if approved by Apple Shareholders owning the requisite number of shares of Apple Common Stock, would restore to Parent and/or any of its Affiliates any and all voting rights that may have been lost by Parent and/or any of its Affiliates with respect to their shares of Apple Common Stock by virtue of the Control Share Act; provided, however, that in the event Apple's annual meeting of Apple Shareholders is held prior to the earliest date that such special meeting can be held, Apple shall propose at such meeting (which, for the avoidance of doubt, shall be held at Apple's expense) such resolutions or other proposals that, if approved by Apple Shareholders owning the requisite number of shares of Apple Common Stock, would have the effect of restoring to Parent and/or any of its Affiliates any or all of their voting rights that may have been lost by Parent and/or any of its Affiliates with respect to their shares of Apple Common Stock by virtue of the Control Share Act.

         9.12 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

         9.13 ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to in this Agreement) and the Confidentiality Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

         9.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE MERGER. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

                         [SIGNATURES ON FOLLOWING PAGE]

         IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.


                                      APN HOLDING COMPANY, INC.


                                      By:  /s/ Philip Falcone
                                           ------------------------------------
                                           Name:   Philip Falcone
                                           Title:  Vice President and
                                                   Senior Managing Director


                                      APN MERGERSUB, INC.


                                      By:  /s/ Philip Falcone
                                           ------------------------------------
                                           Name:   Philip Falcone
                                           Title:  Vice President and
                                                   Senior Managing Director


                                      APPLICA INCORPORATED


                                      By:  /s/ Harry D. Schulman
                                           ------------------------------------
                                           Name:   Harry D. Schulman
                                           Title:  Chairman and Chief Executive
                                                   Officer

                                                                      EXHIBIT A



                               AMENDED & RESTATED
                          ARTICLES OF INCORPORATION OF
                             APPLICA INCORPORATED.

         In accordance with 607.1007, Florida Statutes, we certify that: (1) the following Amended and Restated Articles of Incorporation contain amendments requiring shareholder approval, (2) the amendments were approved by the unanimous written consent of the board of directors on _____________ and by the shareholders on ________, (3) the number of votes cast for the amendment by the shareholders in favor or the amendments was sufficient for approval, and (4) these duly adopted amended and restated articles of incorporation supersede the original articles of incorporation and all amendment thereto.

                                ARTICLE I. NAME

         The name of the corporation is Applica Incorporated.

                              ARTICLE II. ADDRESS

         The mailing address of the corporation is ___________________.

                              ARTICLE III. PURPOSE

         The corporation is organized to engage in any activity or business permitted under the laws of the United States and Florida.

                         ARTICLE IV. AUTHORIZED SHARES

         The maximum number of shares that the corporation is authorized to have outstanding at any time is ________________ shares of common stock having a par value of $.01 per share.

                     ARTICLE V. REGISTERED OFFICE AND AGENT

         The street address of the current registered office of the corporation is ___________________, and the name of the corporation's current registered agent at that address is _______________.

                         ARTICLE VI. BOARD OF DIRECTORS

         The number of directors may be either increased or diminished from time to time, as provided in the bylaws, but shall never be less than one.

                              ARTICLE VII. BYLAWS

         The power to adopt, alter, amend, or repeal bylaws shall be vested in the board of directors and the shareholders, except that the board of directors may not amend or repeal any bylaw adopted by the shareholders if the shareholders specifically provide that the bylaw is not subject to amendment or repeal by the directors.

                             ARTICLE IX. AMENDMENTS

         The corporation reserves the right to amend, alter, change, or repeal any provision in these Amended & Restated Articles of Incorporation in the manner prescribed by law, and all rights conferred on shareholders are subject to this reservation.

         The undersigned has executed these Amended & Restated Articles of Incorporation this ______ day of ______________, ____.



                                                 --------------------------

                                                 -----------,

                                                                      EXHIBIT B



                          AMENDED AND RESTATED BYLAWS
                                       OF
                              APPLICA INCORPORATED


                      ARTICLE I. MEETINGS OF SHAREHOLDERS

         SECTION 1. ANNUAL MEETING. The annual meeting of the shareholders of the Corporation for the election of directors and the transaction of other business shall be held during the month of April each year and on the date and at the time and place that the board of directors determines. If any annual meeting is not held, by oversight or otherwise, a special meeting shall be held as soon as practical, and any business transacted or election held at that meeting shall be as valid as if transacted or held at the annual meeting.

         SECTION 2. SPECIAL MEETINGS. Special meetings of the shareholders for any purpose shall be held when called by the chief executive officer, president or the board of directors, or when demanded in writing by the holders of not less than ten percent (unless a greater percentage not to exceed fifty percent is required by the articles of incorporation) of all of the shares entitled to vote at the meeting. Such demand must be delivered to the Corporation's secretary. A meeting demanded by shareholders shall be called for a date not less than ten nor more than sixty days after the request is made, unless the shareholders requesting the meeting designate a later date. The secretary shall issue the call for the meeting, unless the president, the board of directors, or shareholders requesting the meeting designate another person to do so. The shareholders at a special meeting may transact only business that is related to the purposes stated in the notice of the special meeting.

         SECTION 3. PLACE. Meetings of shareholders may be held either within or outside Florida.

         SECTION 4. NOTICE. A written notice of each meeting of shareholders, stating the place, day, and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at the meeting, not less than ten nor more than sixty days before the date set for the meeting, either personally, by electronic transmission pursuant to ss.607.0141 of the Florida Business Corporation Act (the "FBCA") or by first class United States mail, by or at the direction of the president, the secretary, or the officer or other persons calling the meeting. If mailed, the notice shall be considered delivered when it is deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the records of the Corporation.

         SECTION 5. WAIVERS OF NOTICE. Whenever any notice is required to be given to any shareholder of the Corporation under these bylaws, the articles of incorporation, or the FBCA, a written waiver of notice, signed anytime by the person entitled to notice shall be equivalent to giving notice. Attendance by a shareholder entitled to vote at a meeting, in person or by proxy, shall constitute a waiver of (a) notice of the meeting, except when the shareholder attends a meeting solely for the purpose, expressed at the beginning of the meeting, of objecting to the transaction of any business because the meeting is not lawfully called or convened, and (b) an objection to consideration of a particular matter at the meeting that is not within the purpose of the meeting unless the shareholders object to considering the matter when it is presented.

         SECTION 6. RECORD DATE. For the purpose of determining the shareholders for any purpose, the board of directors may either require the stock transfer books to be closed for up to seventy days or fix a record date, which shall be not more than seventy days before the date on which the action requiring the determination is to be taken. However, a record date shall not precede the date upon which the resolution fixing the record date is adopted. If the transfer books are not closed and no record date is set by the board of directors, the record date shall be determined as follows: (a ) for determining shareholders entitled to demand a special meeting, the record date is the date the first such demand is delivered to the Corporation; (b) for determining shareholders entitled to a share dividend, the record date is the date the board of directors authorizes the dividend; (c) if no prior action is required by the board of directors pursuant to the FBCA, the record date for determining shareholders entitled to take action without a meeting is the date the first signed written consent is delivered to the Corporation; (d) if prior action is required by the board of directors pursuant to the FBCA, the record date for determining shareholders entitled to take action without a meeting is at the close of business on the day that the board of directors adopts a resolution taking such prior action; and (e) for determining shareholders entitled to notice of and to vote at an annual or special shareholders meeting the record date is as of the close of business on the day before the first notice is delivered to the shareholders. When a determination of the shareholders entitled to vote at any meeting has been made, that determination shall apply to any adjournment of the meeting, unless the board of directors fixes a new record date. The board of directors shall fix a new record date if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

         SECTION 7. SHAREHOLDER'S LIST FOR MEETING. A complete alphabetical list of the names of the shareholders entitled to receive notice of and to vote at the meeting shall be prepared by the secretary or other authorized agent having charge of the stock transfer book. The list shall be arranged by voting group and include each shareholder's address, and the number, series, and class of shares held. The list must be made available at least ten days before and throughout each meeting of shareholders, or such shorter time as exists between the record date and the meeting. The list must be made available at the Corporation's principal office, registered agent's office, transfer agent's office or at a place identified in the meeting notice in the city where the meeting will be held. Any shareholder, his agent or attorney, upon written demand and at his own expense may inspect the list during regular business hours. The list shall be available at the meeting and any shareholder, his agent or attorney is entitled to inspect the list at any time during the meeting or its adjournment.

         If the requirements of this section have not been substantially complied with, the meeting, on the demand of any shareholder in person or by proxy, shall be adjourned until the requirements of this section are met. If no demand for adjournment is made, failure to comply with the requirements of this section does not affect the validity of any action taken at the meeting.

         SECTION 8. SHAREHOLDER QUORUM AND VOTING. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of a majority of the shares entitled to vote on the matter is the act of the shareholders unless otherwise provided by law. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. After a quorum has been established at a shareholders' meeting, a withdrawal of shareholders that reduces the number of shareholders entitled to vote at the meeting below the number required for a quorum does not affect the validity of an adjournment of the meeting or an action taken at the meeting prior to the shareholders' withdrawal.

         Authorized but unissued shares including shares redeemed or otherwise reacquired by the corporation, and shares of stock of this Corporation owned by another corporation the majority of the voting stock of which is owned or controlled directly or indirectly by this Corporation, at any meeting shall not be counted in determining the total number of outstanding shares at any time. The chairman of the board, the chief executive officer, the president, any vice president, the secretary, and the treasurer of a corporate shareholder are presumed to possess, in that order, authority to vote shares standing in the name of a corporate shareholder, absent a bylaw or other instrument of the corporate shareholder designating some other officer, agent, or proxy to vote the shares. Shares held by an administrator, executor, guardian, or conservator may be voted by him without a transfer of the shares into his name. A trustee may vote shares standing in his name, but no trustee may vote shares that are not transferred into his name. If he is authorized to do so by an appropriate order of the court by which he was appointed, a receiver may vote shares standing in his name or held by or under his control, without transferring the shares into his name. A shareholder whose shares are pledged may vote the shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares unless the instrument creating the pledge provides otherwise.

         SECTION 9. PROXIES. Any shareholder entitled to vote at any meeting of shareholders may vote the shareholder's shares in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form, either personally or by the shareholder's attorney in fact. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic, or equivalent reproduction of an appointment form, is a sufficient appointment form. A shareholder may also grant authority to his proxy by (a) signing an appointment form or having such form signed by the shareholder's authorized officer, director, employee, or agent by any reasonable means including, without limitation, facsimile signature; (b) transmitting or authorizing the transmission of a telegram, cablegram, telephone transmission or other means of electronic transmission to the person who will be the proxy or to a proxy solicitation firm, proxy support service organization, registrar, or agent authorized by the person who will be designated as the proxy to receive such transmission; however, any telegram, cablegram, telephone transmission or other means of electronic transmission must set forth or be submitted with information from which can be determined that the transmission was authorized by the shareholder; or (c) any other acceptable means under the FBCA. If an appointment form expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place. An appointment of a proxy is effective when received by the secretary of the Corporation or other officer or agent authorized to tabulate votes. An appointment is valid for up to 11 months unless a longer period is expressly provided in the appointment form. The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his or her authority under the appointment. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of ss.607.0722(6), of the FBCA. If the validity of any proxy is questioned, it must be submitted to the secretary of the shareholders' meeting for examination or to a proxy officer or committee appointed by the person presiding at the meeting. The secretary of the meeting or, if appointed, the proxy officer or committee, shall determine the validity of any proxy submitted and reference by the secretary in the minutes of the meeting to the regularity of a proxy shall be received as prima facie evidence of the facts stated for the purpose of establishing the presence of a quorum at such meeting and for all other purposes.

         SECTION 10. CONTROL-SHARE ACQUISITIONS. Section 607.0902 of the FBCA (relating to control-share acquisitions) shall not apply to control-share acquisitions of shares of the Corporation.


                             ARTICLE II. DIRECTORS

         SECTION 1. FUNCTION. The business of this Corporation shall be managed and its corporate powers exercised by the board of directors.

         SECTION 2. NUMBER. The Corporation shall have one director initially. The number of directors may be increased or diminished from time to time by action of the board of directors or shareholders, but no decrease shall have the effect of shortening the term of any incumbent director, unless the shareholders remove the director.

         SECTION 3. QUALIFICATION. Each member of the board of directors must be a natural person who is eighteen years of age or older. A director need not be a resident of Florida or a shareholder of the Corporation.

         SECTION 4. ELECTION AND TERM. The person named in the articles of incorporation as a member of the initial board of directors shall hold office until the first annual meeting of shareholders and until his successors have been elected and qualified or until his earlier resignation, removal from office, or death. At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor is elected and qualifies or until his earlier resignation, removal from office, or death.

         SECTION 5. COMPENSATION. The board of directors has authority to fix the compensation of the directors, as directors and as officers.

         SECTION 6. DUTIES OF DIRECTORS. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he serves, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation.

         SECTION 7. PRESUMPTION OF ASSENT. A director of the Corporation who is present at a meeting of the board of directors or a committee of the board of directors when corporate action is taken is presumed to have assented to the action unless he votes against it or expressly abstains from voting on the action taken, or, he objects at the beginning of the meeting to the holding of the meeting or transacting specific business at the meeting.

         SECTION 8. VACANCIES. Unless filled by the shareholders, any vacancy occurring in the board of directors, including any vacancy created because of an increase in the number of directors may be filled by the affirmative vote of a majority of the remaining directors, even if the number of remaining directors does not constitute a quorum of the board of directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

         SECTION 9. REMOVAL OR RESIGNATION OF DIRECTORS. At a meeting of shareholders called for that purpose, the shareholders, by a vote of the holders of a majority of the shares entitled to vote at an election of directors, may remove any director, or the entire board of directors, with or without cause, and fill any vacancy or vacancies created by the removal.

         A director may resign at any time by delivering written notice to the board of directors or its chairman or the corporation. A resignation is effective when the notice is delivered unless the notice specifies later effective date. If a resignation is made effective at a later date, the board of directors may fill the pending vacancy before the effective date if the board of directors provided that the successor does not take office until the effective date.

         SECTION 10. QUORUM AND VOTING. A majority of the board of directors constitutes a quorum for the transaction of business. The act of the majority of the directors at a meeting at which a quorum is present is the act of the board of directors.

         SECTION 11. PLACE OF MEETINGS. Regular and special meetings by the board of directors may be held within or outside Florida.

         SECTION 12. REGULAR MEETINGS. A regular meeting of the board of directors shall be held without notice, other than this bylaw, immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than the resolution.

         SECTION 13. SPECIAL MEETINGS. Special meetings of the board of directors may be called by or at the request of the president or any directors.

         SECTION 14. NOTICE OF MEETINGS. Written notice of the time and place of special meetings of the board of directors shall be given to each director by either personal delivery or by first class United States mail, or by electronic means provided under Section 607.0141 of the FBCA at least two days before the meeting. Notice of a meeting of the board of directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting and all objections to the time and place of the meeting, or the manner in which it has been called or convened, except when the director states, at the beginning of the meeting, or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of the meeting.

         A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the board of directors to another time and place. Notice of any adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.


                             ARTICLE III. OFFICERS

         SECTION 1. OFFICERS. The officers of the Corporation may consist of a chief executive officer, a president, and a secretary, and may include a treasurer, one or more vice presidents, one or more assistant secretaries, and one or more assistant treasurers. The officers shall be elected initially by the board of directors at the organizational meeting of board of directors and thereafter at the first meeting of the board following the annual meeting of the shareholders in each year. The board from time to time may elect or appoint other officers, assistant officers, and agents, who shall have the authority and perform the duties prescribed by the board. An elected or duly appointed officer may, in turn, appoint one or more officers or assistant officers, unless the board of directors disapproves or rejects the appointment. All officers shall hold office until their successors have been appointed and have qualified or until their earlier resignation, removal from office, or death. One person may simultaneously hold any two or more offices. The failure to elect a president, secretary, or treasurer shall not affect the existence of the Corporation.

         SECTION 2. CHIEF EXECUTIVE OFFICER. The chief executive officer, subject to the directions of the board of directors, is responsible for the general and active management of the business and affairs of the Corporation, has the power to sign certificates of stock, bonds, deeds, and contracts for the Corporation, and shall preside at all meetings of the shareholders.

         SECTION 3. PRESIDENT. The president has the power to sign bonds, deeds, and contracts for the Corporation and shall have the other powers and perform the other duties prescribed by the board of directors or the chief executive officer. Unless the board otherwise provides, if the chief executive officer is absent or unable to act, the president shall perform all the duties and may exercise any of the powers of the chief executive officer.

         SECTION 4. VICE PRESIDENT. Each vice president shall have the powers and perform the duties prescribed by the board of directors or the chief executive officer.

         SECTION 5. SECRETARY. The secretary shall have the power to sign contracts and other instruments for the Corporation and shall (a) keep the minutes of the proceedings of the shareholders and the board of directors in one or more books provided for that purpose, (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law,
(c) maintain custody of the corporate records and the corporate seal, attest the signatures of officers who execute documents on behalf of the Corporation, authenticate records of the Corporation, and assure that the seal is affixed to all documents of which execution on behalf of the Corporation under its seal is duly authorized, (d) keep a register of the post office address of each shareholder that shall be furnished to the secretary by the shareholder, (e) sign with the chief executive officer, certificates for shares of stock of the Corporation, the issuance of which have been authorized by resolution of the board of directors, (f) have general charge of the stock transfer books of the Corporation, and (g) in general perform all duties incident to the office of secretary and other duties as from time to time may be prescribed by the president or the board of directors.

         SECTION 6. TREASURER. The treasurer if elected shall (a) have charge and custody of and be responsible for all funds and securities of the Corporation, (b) receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit monies in the name of the Corporation in the banks, trust companies, or other depositaries as shall be selected by the board of directors, and (c) in general perform all the duties incident to the office of treasurer and other duties as from time to time may be assigned to him by the president or the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties in the sum and with the surety or sureties that the board of directors determines.

         SECTION 7. REMOVAL OF OFFICERS. An officer or agent elected or appointed by the board of directors or appointed by another officer may be removed by the board whenever in its judgment the removal of the officer or agent will serve the best interests of the Corporation. Any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer. Removal shall be without prejudice to any contract rights of the person removed. The appointment of any person as an officer, agent, or employee of the Corporation does not create any contract rights. The board of directors may fill a vacancy, however occurring, in any office.

         An officer may resign at any time by delivering notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, its board of directors may fill the pending vacancy before the effective date if the board of directors provides that the successor does not take office until the effective date. An officer's resignation does not affect the officer's contract rights, if any, with the corporation.

         SECTION 8. SALARIES. The board of directors from time to time shall fix the salaries of the officers, and no officer shall be prevented from receiving his salary merely because he is also a director of the Corporation.


                          ARTICLE IV. INDEMNIFICATION

         Any person, his heirs, or his personal representative, made, or threatened to be made, a party to any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative, because he is or was a director, officer, employee, or agent of this Corporation or serves or served any other corporation or other enterprise in any capacity at the request of this Corporation, shall be indemnified by this Corporation, and this Corporation may advance his related expenses to the full extent permitted by Florida law. In discharging his duty, any director, officer, employee, or agent, when acting in good faith, may rely upon information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by (1) one or more officers or employees of the Corporation whom the director, officer, employee, or agent reasonably believes to be reliable and competent in the matters presented, (2) counsel, public accountants, or other persons as to matters that the director, officer, employee, or agent believes to be within that person's professional or expert competence, or (3) in the case of a director, a committee of the board of directors upon which he does not serve, duly designated according to law, as to matters within its designated authority, if the director reasonably believes that the committee is competent. The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which the person, his heirs, or personal representatives may be entitled. The Corporation may, upon the affirmative vote of a majority of its board of directors, purchase insurance for the purpose of indemnifying these persons. The insurance may be for the benefit of all directors, officers, or employees.

                         ARTICLE V. STOCK CERTIFICATES

         SECTION 1. ISSUANCE. Shares may but need not be represented by certificates. The board of directors may authorize the issuance of some or all of the shares of the Corporation of any or all of its classes or series without certificates. If certificates are to be issued, the share must first be fully paid.

         SECTION 2. FORM. Certificates evidencing shares in this Corporation shall be signed (a) by the chief executive officer, the president, or a vice president and the secretary or assistant secretary or (b) by any other officers authorized by the board of directors, and may be sealed with the seal of this Corporation or a facsimile of the seal. Unless the Corporation's stock is registered pursuant to every applicable securities law, each certificate shall bear an appropriate legend restricting the transfer of the shares evidenced by that certificate.

         SECTION 3. LOST, STOLEN, OR DESTROYED CERTIFICATES. The Corporation may issue a new certificate in the place of any certificate previously issued if the shareholder of record (a) makes proof in affidavit form that the certificate has been lost, destroyed, or wrongfully taken, (b) requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by the purchaser for value in good faith and without notice of any adverse claim, (c) if requested by the Corporation, gives bond in the form that the Corporation directs, to indemnify the Corporation, the transfer agent, and the registrar against any claim that may be made concerning the alleged loss, destruction, or theft of a certificate, and (d) satisfies any other reasonable requirements imposed by the Corporation.

         SECTION 4. RESTRICTIVE LEGEND. Every certificate evidencing shares that are restricted as to sale, disposition, or other transfer shall bear a legend summarizing the restriction or stating that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of the restriction.


                             ARTICLE VI. DIVIDENDS

         The board of directors from time to time may declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                               ARTICLE VII. SEAL

         The corporate seal shall have the name of the Corporation and the word "seal" inscribed on it, and may be a facsimile, engraved, printed, or an impression seal.


                            ARTICLE VIII. AMENDMENT

         These bylaws may be repealed or amended, and additional bylaws may be adopted, by either a vote of a majority of the full board of directors or by vote of the holders of a majority of the issued and outstanding shares entitled to vote, but the board of directors may not amend or repeal any bylaw adopted by the shareholders if the shareholders specifically provide that the bylaw is not subject to amendment or repeal by the directors. In order to be effective, any amendment approved hereby must be in writing and attached to these bylaws.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 21
---------------------------                          ---------------------------

                                                                      EXHIBIT K


                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
                       C/O 555 MADISON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022


                               October 19, 2006


APN Holding Company, Inc.
c/o 555 Madison Avenue, 16th Floor
New York, New York  10022

Ladies and Gentlemen:

         Reference is made to that certain Agreement and Plan of Merger, dated as of October 19, 2006 (as amended from time to time, the "MERGER AGREEMENT"), by and among APN Holding Company, Inc., a Delaware corporation ("PARENT"), APN Mergersub, Inc., a Florida corporation and a wholly owned subsidiary of Parent ("MERGERSUB"), and Applica Incorporated, a Florida corporation ("APPLE"), pursuant to which MergerSub shall merge with and into Apple with Apple as the surviving corporation or, at the election of Parent (as provided in the Merger Agreement), Apple shall merge with and into MergerSub or another Subsidiary of Parent with MergerSub or such other Subsidiary of Parent as the surviving corporation (the "MERGER"). Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement.

         In connection with the execution by Parent of the Merger Agreement, Parent has received an equity funding letter, dated the date hereof (the "HCPSS EQUITY FUNDING LETTER"), from Harbinger Capital Partners Special Situations Fund, L.P. ("HCPSS") addressed to Parent, that, subject to the terms and conditions therein, provides for up to $51,645,000 of the equity financing required in connection with the transactions contemplated by the Merger Agreement (the "HCPSS EQUITY COMMITMENT"). Subject to the terms and conditions of this letter agreement, the undersigned, Harbinger Capital Partners Master Fund I, Ltd. (the "MASTER FUND"), also is willing to provide up to $223,355,000 of the equity financing required in connection with the transactions contemplated by the Merger Agreement.

         Subject to the satisfaction in full of all of the conditions set forth in Sections 7.1 and 7.3 of the Merger Agreement or, to the extent not satisfied, the waiver thereof by Parent (with the approval of the Master Fund and HCPSS), the Master Fund (and/or one or more of its Affiliates) shall, at the Closing, make an aggregate equity contribution to Parent of up to $223,355,000 (the "MASTER FUND EQUITY AMOUNT"), with such Master Fund Equity
Amount being reduced on an equivalent dollar-for-dollar basis with the HCPSS Equity Commitment to the extent that lesser amounts are required in connection with the transactions contemplated by the Merger Agreement (the Master Fund Equity Amount, as the same may be reduced pursuant to this sentence, the "EQUITY

CAP"). The Master Fund will be under no obligation  under any  circumstances to
(i) contribute equity in excess of the Equity Cap to Parent or to any other Person in connection with the consummation of the transactions contemplated by the Merger Agreement or (ii) pay any amount to Apple or to any other Person in the event Parent or MergerSub has any liability to Apple for monetary damages arising out of a breach by Parent or MergerSub of the Merger Agreement, in excess of the applicable amounts specified in the seventh paragraph of this letter agreement.

         The Master Fund hereby represents and warrants that:

         a) the execution, delivery and performance of this letter agreement have been duly authorized by all necessary action and do not contravene any provision of the Master Fund's partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Master Fund or its assets;

         b) this letter agreement constitutes a legal, valid and binding obligation of the Master Fund enforceable against the Master Fund in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

         c) the Master Fund has sufficient cash on hand or capital commitments to satisfy its obligations under this letter agreement, and will take no action that would limit its ability or obligation to satisfy such obligations.

         Notwithstanding anything that may be expressed or implied in this letter agreement, Parent, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that, no Person other than the Master Fund shall have any obligation hereunder and that, notwithstanding that the Master Fund is a company organized under the laws of the Cayman Islands, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of the Master Fund or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of the Master Fund or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of any of the foregoing, as such, for any obligations of the Master Fund under this letter agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of, such obligations or their creation; PROVIDED, that nothing herein shall relieve Parent or MergerSub from any liability or obligation under the Merger Agreement or HCPSS from any liability or obligation under the HCPSS Equity Funding Letter.

         The Master Fund acknowledges that Apple has relied on this letter agreement and is an express third-party beneficiary hereof. This letter agreement is not intended to, and does not, confer upon any Person, other than Parent and Apple, rights or remedies hereunder or in connection herewith.

         The Master Fund absolutely, unconditionally and irrevocably guarantees to Apple, the due and punctual observance, performance and discharge of the obligations, if any, of Parent and MergerSub, (i) to pay any liability of Parent or MergerSub to Apple for monetary damages arising out of a breach by Parent or MergerSub of the Merger Agreement and (ii) following the termination of the Merger Agreement, for payment of the MergerSub Termination Fee to Apple to the extent such fee is due and payable in accordance with the terms of
Section 8.3(b) of the Merger Agreement. The Master Fund acknowledges that Apple will, subject to the limitations of the next two sentences of this paragraph, have direct recourse to the Master Fund for such amounts. Under no circumstances shall the maximum liability of the Master Fund exceed $40,610,000 under clause (i) or $60,915,000 under clause (ii) of the first sentence of this paragraph. For the avoidance of doubt, the parties agree and acknowledge that the guarantees of payment remedies (and the Master Fund's payment obligations pursuant thereto) set forth in clauses (i) and (ii) of the first sentence of this paragraph are mutually exclusive and Apple shall only be entitled to seek performance by the Master Fund under either clause (i) or clause (ii) of the first sentence of this paragraph but not both clauses of such sentence.

         In the event that the Merger Agreement is terminated, this letter agreement shall automatically terminate and be of no further force or effect without further action by the parties hereto on the date that is 60 days subsequent to the termination of the Merger Agreement if no claim for performance or monetary damages has been made hereunder prior to the 60th day subsequent to the termination of the Merger Agreement. If such a claim has been made prior to the date that is 60 days subsequent to the termination of the Merger Agreement, this letter agreement shall terminate upon final resolution of such claim.

         The Master Fund's liability under this letter agreement shall be limited to monetary damages only (and such damages shall not include any special, indirect, punitive or consequential damages) and shall be limited to a breach of this letter agreement.

         The Master Fund shall be entitled to assign all or a portion of its obligations hereunder to one or more of its Affiliates that agree to assume the Master Fund's obligations hereunder, PROVIDED that the Master Fund shall remain obligated to perform its obligations hereunder to the extent not performed by such Affiliate(s). This letter agreement shall not be assignable by Parent without Master Fund's prior written consent.

         This letter agreement may not be terminated (except as otherwise provided herein), amended, and no provision waived or modified, except by an instrument in writing signed by the Master Fund and Parent; PROVIDED that any termination, amendment, waiver or modification prior to the Effective Time or the payment of the Merger Consideration or the Option Merger Consideration shall require Apple's prior written consent which shall not be unreasonably withheld.

         This letter agreement shall be governed and construed in accordance, with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this letter agreement shall be heard and determined exclusively in the state courts located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of the state courts located in the State of Delaware for the purpose of any action arising out of or relating to this letter agreement brought by any party hereto or between any of the parties hereto and the express third-party beneficiary hereof, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this letter agreement or the transactions contemplated hereby may not be enforced in or by the above-named court.

         This letter agreement may be executed in and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.



                             SIGNATURE PAGE FOLLOWS

                                       Very truly yours,


                                       HARBINGER CAPITAL PARTNERS
                                       MASTER FUND I, LTD.

                                       By:  Harbinger Capital Partners Offshore
                                            Manager, L.L.C., as its investment
                                            manager



                                       By:  /s/ Philip Falcone
                                            -----------------------------------
                                            Name:  Philip Falcone
                                            Title: Senior Managing Director




Accepted and agreed to
on this 19th day of October, 2006:

APN HOLDING COMPANY, INC.


By: /s/ Philip Falcone
    --------------------------------
     Name:  Philip Falcone
     Title: Vice President and Senior
            Managing Director

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 22
---------------------------                          ---------------------------


                                                                      EXHIBIT L


            HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
                       C/O 555 MADISON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022


                               October 19, 2006


APN Holding Company, Inc.
c/o 555 Madison Avenue, 16th Floor
New York, New York  10022

Ladies and Gentlemen:

         Reference is made to that certain Agreement and Plan of Merger, dated as of October 19, 2006 (as amended from time to time, the "MERGER AGREEMENT"), by and among APN Holding Company, Inc., a Delaware corporation ("PARENT"), APN Mergersub, Inc., a Florida corporation and a wholly owned subsidiary of Parent ("MERGERSUB"), and Applica Incorporated, a Florida corporation ("APPLE"), pursuant to which MergerSub shall merge with and into Apple with Apple as the surviving corporation or, at the election of Parent (as provided in the Merger Agreement), Apple shall merge with and into MergerSub or another Subsidiary of Parent with MergerSub or such other Subsidiary of Parent as the surviving corporation (the "MERGER"). Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the Merger Agreement.

         In connection with the execution by Parent of the Merger Agreement, Parent has received an equity funding letter, dated the date hereof (the "MASTER FUND EQUITY FUNDING LETTER"), from Harbinger Capital Partners Master Fund I, Ltd. ("MASTER FUND") addressed to Parent, that, subject to the terms and conditions therein, provides for up to $223,355,000 of the equity financing required in connection with the transactions contemplated by the Merger
Agreement (the "MASTER FUND EQUITY Commitment"). Subject to the terms and conditions of this letter agreement, the undersigned, Harbinger Capital Partners Special Situations Fund, L.P. ("HCPSS"), also is willing to provide up to $51,645,000 of the equity financing required in connection with the transactions contemplated by the Merger Agreement.

         Subject to the satisfaction in full of all of the conditions set forth in Sections 7.1 and 7.3 of the Merger Agreement or, to the extent not satisfied, the waiver thereof by Parent (with the approval of the Master Fund and HCPSS), HCPSS (and/or one or more of its Affiliates) shall, at the Closing, make an aggregate equity contribution to Parent of up to $51,645,000 (the "HCPSS EQUITY AMOUNT"), with such HCPSS Equity Amount being reduced on an equivalent dollar-for-dollar basis with the Master Fund Equity Commitment to the extent that lesser amounts are required in connection with the transactions contemplated by the Merger Agreement (the HCPSS Equity Amount, as the same may be reduced pursuant to this sentence, the "EQUITY CAP").

HCPSS will be under no obligation under any circumstances to (i) contribute equity in excess of the Equity Cap to Parent or to any other Person in connection with the consummation of the transactions contemplated by the Merger Agreement or (ii) pay any amount to Apple or to any other Person in the event Parent or MergerSub has any liability to Apple for monetary damages arising out of a breach by Parent or MergerSub of the Merger Agreement, in excess of the applicable amounts specified in the seventh paragraph of this letter agreement.

         HCPSS hereby represents and warrants that:

         a) the execution, delivery and performance of this letter agreement have been duly authorized by all necessary action and do not contravene any provision of the HCPSS' partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on HCPSS or its assets;

         b) this letter agreement constitutes a legal, valid and binding obligation of HCPSS enforceable against HCPSS in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

         c) HCPSS has sufficient cash on hand or capital commitments to satisfy its obligations under this letter agreement, and will take no action that would limit its ability or obligation to satisfy such obligations.

         Notwithstanding anything that may be expressed or implied in this letter agreement, Parent, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that, no Person other than HCPSS shall have any obligation hereunder and that, notwithstanding that HCPSS is a partnership, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of HCPSS or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of HCPSS or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, advisor, stockholder, affiliate or assignee of any of the foregoing, as such, for any obligations of HCPSS under this letter agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of, such obligations or their creation; PROVIDED, that nothing herein shall relieve Parent or MergerSub from any liability or obligation under the

Merger Agreement or the Master Fund from any liability or obligation under the Master Fund Equity Funding Letter.

         HCPSS acknowledges that Apple has relied on this letter agreement and is an express third-party beneficiary hereof. This letter agreement is not intended to, and does not, confer upon any Person, other than Parent and Apple, rights or remedies hereunder or in connection herewith.

         HCPSS absolutely, unconditionally and irrevocably guarantees to Apple, the due and punctual observance, performance and discharge of the obligations, if any, of Parent and MergerSub, (i) to pay any liability of Parent or MergerSub to Apple for monetary damages arising out of a breach by Parent or MergerSub of the Merger Agreement and (ii) following the termination of the Merger Agreement, for payment of the MergerSub Termination Fee to Apple to the extent such fee is due and payable in accordance with the terms of Section 8.3(b) of the Merger Agreement. HCPSS acknowledges that Apple will, subject to the limitations of the next two sentences of this paragraph, have direct recourse to HCPSS for such amounts. Under no circumstances shall the maximum liability of HCPSS exceed $9,390,000 under clause (i) or $14,085,000 under clause (ii) of the first sentence of this paragraph. For the avoidance of doubt, the parties agree and acknowledge that the guarantees of payment remedies (and HCPSS' payment obligations pursuant thereto) set forth in clauses
(i) and (ii) of the first sentence of this paragraph are mutually exclusive and Apple shall only be entitled to seek performance by HCPSS under either clause
(i) or clause (ii) of the first sentence of this paragraph but not both clauses of such sentence.

         In the event that the Merger Agreement is terminated, this letter agreement shall automatically terminate and be of no further force or effect without further action by the parties hereto on the date that is 60 days subsequent to the termination of the Merger Agreement if no claim for performance or monetary damages has been made hereunder prior to the 60th day subsequent to the termination of the Merger Agreement. If such a claim has been made prior to the date that is 60 days subsequent to the termination of the Merger Agreement, this letter agreement shall terminate upon final resolution of such claim.

         HCPSS' liability under this letter agreement shall be limited to monetary damages only (and such damages shall not include any special, indirect, punitive or consequential damages) and shall be limited to a breach of this letter agreement.

         HCPSS shall be entitled to assign all or a portion of its obligations hereunder to one or more of its Affiliates that agree to assume HCPSS' obligations hereunder, PROVIDED that HCPSS shall remain obligated to perform its obligations hereunder to the extent not performed by such Affiliate(s). This letter agreement shall not be assignable by Parent without HCPSS' prior written consent.

         This letter agreement may not be terminated (except as otherwise provided herein), amended, and no provision waived or modified, except by an instrument in writing signed by HCPSS and Parent; PROVIDED that any termination, amendment, waiver or modification prior to the Effective Time or the payment of the Merger Consideration or the

Option Merger Consideration shall require Apple's prior written consent which shall not be unreasonably withheld.

         This letter agreement shall be governed and construed in accordance, with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this letter agreement shall be heard and determined exclusively in the state courts located in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of the state courts located in the State of Delaware for the purpose of any action arising out of or relating to this letter agreement brought by any party hereto or between any of the parties hereto and the express third-party beneficiary hereof, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this letter agreement or the transactions contemplated hereby may not be enforced in or by the above-named court.

         This letter agreement may be executed in and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.



                             SIGNATURE PAGE FOLLOWS

                                        Very truly yours,


                                        HARBINGER CAPITAL PARTNERS
                                        SPECIAL SITUATIONS FUND, L.P.

                                        By:  Harbinger Capital Partners Special
                                             Situations GP, LLC, as its general
                                             partner

                                        By:  HMC - New York, Inc.


                                        By:  /s/ Philip Falcone
                                             ----------------------------------
                                             Name:  Philip Falcone
                                             Title: Senior Managing Director




Accepted and agreed to
on this 19th day of October, 2006:

APN HOLDING COMPANY, INC.


By:  /s/ Philip Falcone
     -----------------------------------
     Name:  Philip Falcone
     Title: Vice President and Senior
            Managing Director

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 23
---------------------------                          ---------------------------


                                                                      EXHIBIT M


                                   AGREEMENT

         AGREEMENT, dated as of October 19, 2006 (this "AGREEMENT"), by and between Harbinger Capital Partners Master Fund I, Ltd., a company organized under the laws of the Cayman Islands ("MASTER FUND"), and Harbinger Capital
Partners Special Situations Fund, L.P., a Delaware limited partnership ("HCPSS"). Each capitalized term used herein and not otherwise defined shall have the meaning set forth in the Merger Agreement (as defined below).

         WHEREAS, the Master Fund and HCPSS have formed, and respectively own 81.22% and 18.78% of the equity of, APN Holding Company, Inc., a new Delaware corporation ("PARENT"), and have caused Parent to form APN Mergersub, Inc., a new wholly-owned subsidiary Florida corporation of Parent ("MERGERSUB"), for, among other things, the purpose of entering into, and consummating the transactions contemplated by, that certain Agreement and Plan of Merger, dated as of the date hereof and in the form attached as EXHIBIT A (the "MERGER AGREEMENT"), which provides for, among other things, the merger of MergerSub with and into Applica Incorporated, a Florida corporation ("APPLE"), with Apple as the surviving corporation or, at the election of Parent (as provided in the Merger Agreement), the merger of Apple with and into MergerSub or another Subsidiary of Parent with MergerSub or such other Subsidiary of Parent as the surviving corporation (the "MERGER");

         WHEREAS, each of the Master Fund and HCPSS has executed and delivered to Parent equity funding letters, dated the date hereof and in the forms attached as EXHIBITS B-1 and B-2 (together, the "EQUITY FUNDING LETTERS"), which respectively provide for up to $223,355,000 and $51,645,000 of the equity funding required in connection with the transactions contemplated by the Merger Agreement;

         WHEREAS, the Master Fund and HCPSS wish to establish the terms and conditions upon which their relationship will be governed prior to the consummation of, and in connection with, the Merger.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Master Fund and HCPSS hereby agree as follows:

         Section 1. EQUITY CONTRIBUTION. Immediately prior to the Effective Time and subject to the terms and conditions set forth in the Equity Funding Letters, the Master Fund and HCPSS and/or their respective affiliates shall each contribute to Parent the amounts contemplated by their respective Equity Funding Letter. Notwithstanding the foregoing, the Master Fund and HCPSS agree that if any other payments are required to be made to Parent, Apple or any other Person under or pursuant to the Equity Funding Letters, the total amount of payments to be made under the Equity Funding Letters shall be shared pro rata by the Master Fund and HCPSS, subject to the relevant maximum amounts set forth in their respective Equity Funding Letters, in proportion to their respective ownership percentage interests in Parent.

         Section 2. JOINT APPROVAL. From and after the date hereof and through and until the Effective Time, any decision concerning or involving Parent, MergerSub, the Financing, the Merger Agreement or the transactions contemplated thereby shall require the prior consent of both the Master Fund and HCPSS.

         Section 3. NO WAIVER; AMENDMENT. Without limiting the provisions of Section 2 above, none of Parent, MergerSub, the Master Fund or HCPSS shall amend or waive any provision of, or exercise any termination or other material rights of Parent or MergerSub under, this Agreement, the Merger Agreement or the Equity Funding Letters, without, in each case, the prior consent of both the Master Fund and HCPSS.

         Section 4. ASSIGNMENT. Neither the Master Fund nor HCPSS may assign its rights, interests or obligations hereunder to any other person (except to any of its affiliates that provide funds on its behalf in connection with the transactions contemplated by the Merger Agreement) without the prior written consent of the other party hereto.

         Section 5. GOVERNING LAW. This Agreement shall be governed and construed in accordance, with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in the state or federal courts of the United States of America located in the State of Delaware. The parties hereto hereby (i) submit to the exclusive jurisdiction of the state or federal courts of the United States of America located in the State of Delaware for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by the above-named court.

         Section 6. FURTHER ASSURANCES. From and after the date hereof and through and until the Effective Time, each party hereto shall, at the request of the other party hereto, execute and deliver such additional assurances as may be reasonably required to effectively carry out the intent of this Agreement.

         Section 7. WAIVER OF JURY TRIAL. EACH OF THE MASTER FUND AND HCPSS WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

         Section 8. COUNTERPARTS. This Agreement may be executed in and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.



                             SIGNATURE PAGE FOLLOWS

         IN WITNESS WHEREOF, the Master Fund and HCPSS have caused this Agreement to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

                                     HARBINGER CAPITAL PARTNERS
                                     MASTER FUND I, LTD.


                                     By:  Harbinger Capital Partners Offshore
                                          Manager, L.L.C., as its investment
                                          manager

                                     By:  /s/ Philip Falcone
                                          ------------------------------------
                                          Name:   Philip Falcone
                                          Title:  Senior Managing Director



                                     HARBINGER CAPITAL PARTNERS
                                     SPECIAL SITUATIONS FUND, L.P.


                                     By:  Harbinger Capital Partners Special
                                          Situations GP, LLC, as its general
                                          partner

                                     By:  HMC - New York, Inc.

                                     By:  /s/ Philip Falcone
                                          ------------------------------------
                                          Name:   Philip Falcone
                                          Title:  Senior Managing Director

                                   EXHIBIT A

                                MERGER AGREEMENT

                            [INTENTIONALLY OMITTED]

                              EXHIBITS B-1 AND B-2

                             EQUITY FUNDING LETTERS


                            [INTENTIONALLY OMITTED]